Registration No. 333-37559
 -------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           PRE-EFFECTIVE AMENDMENT TO


                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Cova  Variable  Life  Account  Five
    (Exact  Name  of  Trust)

B.  Cova  Financial Life  Insurance  Company
    (Name  of  Depositor)


C.  4100 Newport Place Drive, Suite 840
    Newport Beach, CA 92600
    (Complete  address  of  depositor's  principal  executive  offices)


D.  Name  and  complete  address  of  agent  for  service:
    Lorry  J.  Stensrud,  President
    Cova  Financial Life  Insurance  Company
    One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (800)  523-1661

    Copies  to:

    Judith A. Hasenauer                and Frances S. Cook
    Blazzard, Grodd & Hasenauer, P.C.      First Vice President and
    P.O. Box 5108                          Associate Counsel
    Westport, CT 06881                     Cova Financial Life Insurance
    (203) 226-7866                         Company
                                           One Tower Lane, Suite 3000
                                           Oakbrook Terrace, IL 60181-4644

E. Modified Single Premium Variable Life Insurance Policies (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements


           THE MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

                         COVA VARIABLE LIFE ACCOUNT FIVE

                                       AND

                      COVA FINANCIAL LIFE INSURANCE COMPANY

This prospectus describes the Modified Single Premium Variable Life Insurance Policy (Policy) offered by Cova Financial Life Insurance Company (Cova).

The Policy has been designed to be used for estate and retirement planning and other insurance needs of individuals.

The Policy offers you twelve (12) investment portfolios listed below. The investment portfolios are part of Cova Series Trust, Lord Abbett Series Fund, Inc. and General American Capital Company. When you buy a Policy, you bear the complete investment risk. Your Account Value and, under certain circumstances, the death benefit under the Policy may increase or decrease or the duration of the death benefit may vary depending on the investment experience of the investment portfolio(s) you select.

COVA SERIES TRUST                                      LORD ABBETT SERIES FUND, INC.
     Managed by J.P. Morgan                            Growth and Income
     Investment Management Inc.
          Select Equity
          Small Cap Stock                              GENERAL AMERICAN CAPITAL COMPANY
          Large Cap Stock                                   Managed by Conning Asset Management
          International Equity                              Company
          Quality Bond                                           Money Market
     Managed by Lord, Abbett & Co.
          Bond Debenture
          Mid-Cap Value
          Large Cap Research
          Developing Growth
          Lord Abbett Growth and Income


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Modified Single Premium Variable Life Insurance Policy.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOR INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

_____ __, 1997

                                TABLE OF CONTENTS

                                                                          PAGE
SPECIAL TERMS

SUMMARY

PART I

         1. THE VARIABLE LIFE INSURANCE POLICY
         2. PURCHASES
                  PREMIUMS
                  APPLICATION FOR A POLICY
                  ALLOCATION OF PREMIUMS
                  GRACE PERIOD
                  ACCUMULATION UNIT VALUES
         3. INVESTMENT OPTIONS
                  COVA SERIES TRUST
                  LORD ABBETT SERIES FUND, INC.
                  GENERAL AMERICAN CAPITAL COMPANY
                  TRANSFERS
                  DOLLAR COST AVERAGING PROGRAM
                  AUTOMATIC REBALANCING PROGRAM
                  APPROVED ASSET ALLOCATION PROGRAM
                  SUBSTITUTION
         4. EXPENSES
                  INSURANCE CHARGES
                           MORTALITY AND EXPENSE RISK CHARGE
                           ADMINISTRATIVE CHARGE
                           TAX EXPENSE CHARGE
                           COST OF INSURANCE CHARGE
                  ANNUAL POLICY MAINTENANCE FEE
                  ANNUAL WITHDRAWAL AMOUNT
                  SURRENDER CHARGE
                  NURSING HOME WAIVER
                  DEFERRED PREMIUM TAX CHARGE
                  TRANSFER FEE
                  TAXES
                  INVESTMENT PORTFOLIO EXPENSES
         5. DEATH BENEFIT
                  ACCELERATED DEATH BENEFIT
                  JOINT LIVES
         6. TAXES
                  LIFE INSURANCE IN GENERAL
                  TAKING MONEY OUT OF YOUR POLICY
                  DIVERSIFICATION
         7. ACCESS TO YOUR MONEY
                  LOANS
                           LOAN AMOUNT
                           LOAN ACCOUNT
                           LOAN INTEREST
                           INTEREST CREDITED
                           PREFERRED LOAN
                           EFFECT OF LOAN
                           LOAN REPAYMENTS
                  TOTAL SURRENDER
                  PARTIAL SURRENDERS
                  TERMINATION OF THE POLICY
                  REINSTATEMENT
         8. OTHER INFORMATION
                  COVA
                  THE SEPARATE ACCOUNT
                  DISTRIBUTOR
                  SUSPENSION OF PAYMENTS OR TRANSFERS
                  OWNERSHIP
                           OWNER
                           JOINT OWNER
                           BENEFICIARY
                           ASSIGNMENT
PART II

         THE COMPANY
         VOTING
                  DISREGARD OF VOTING INSTRUCTIONS
         THE SEPARATE ACCOUNT
         LEGAL OPINIONS
         REDUCTION OR ELIMINATION OF SURRENDER CHARGE
         MISSTATEMENT OF AGE OR SEX
         COVA'S RIGHT TO CONTEST
         SETTLEMENT OPTIONS
         TAX STATUS
                  INTRODUCTION
                  DIVERSIFICATION
                  TAX TREATMENT OF THE POLICY
                  POLICY PROCEEDS
                  JOINT LIVES
                  TAX TREATMENT OF LOANS AND SURRENDERS
                  MULTIPLE POLICIES
                  TAX TREATMENT OF ASSIGNMENTS
                  QUALIFIED PLANS
         INCOME TAX WITHHOLDING
         REPORTS TO OWNERS
         LEGAL PROCEEDINGS
         EXPERTS
         FINANCIAL STATEMENTS

APPENDIX A
         ILLUSTRATION OF POLICY VALUES



                                  SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the Policy, however, certain technical words or terms are unavoidable. We have identified some of those words or terms. For several of these terms we have provided a definition. For the remainder, we believe that you will find an adequate discussion in the text. For those terms, we have identified them in the text in italic and the page number that is indicated here is where we believe you will find the best explanation for the word or term.

ACCOUNT VALUE - The total value of your policy. It is equal to the sum of the Policy values allocated to the investment portfolios and the Policy values allocated to the Loan Account.

ACCUMULATION UNIT - An accounting unit used to calculate Policy values when they are allocated to the investment portfolios.

CASH VALUE - Your Policy's Account Value less any Surrender Charge and less any deferred premium tax charge and less any policy maintenance fee.

CASH SURRENDER VALUE - Your Policy's Cash Value less any outstanding loans and accrued loan interest.

COVERAGE AMOUNT - It is the difference between the death benefit and the Account Value.

FACE AMOUNT - The amount of coverage that you have chosen (unless later reduced by a partial surrender) and which will be used to determine the death benefit.

MAXIMUM PREMIUM LIMIT - This is the maximum amount of premium that Cova will accept under a Policy. We can also refer to this as MPL. Cova's MPL has been designed not to exceed the maximum premium allowed under the Internal Revenue Code for a specified face amount of Insurance for a given age.

POLICY DATE, POLICY ANNIVERSARY, POLICY YEAR - The Policy Date is the day your premium was initially invested in the Money Market Portfolio which may be before we actually issue the Policy. It is the date from which Policy Anniversaries and Policy Years are determined.

                                                                          PAGE

Annual Withdrawal Amount
Beneficiary
Business Day
Death Benefit
Insured
Investment Portfolio
Issue Date
Joint Owner
Loan Account
Monthly Deduction
Owner
Net Death Benefit or Death Proceeds
Premium
Processing Date
Right to Examine Period
Surrender Charge


                                     SUMMARY

The Prospectus is divided into three sections: Summary, Part I and Part II. The sections in this Summary correspond to sections in Part I of this Prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1. THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy offered by Cova is a contract between you, the owner, and Cova, an insurance company.

The Policy provides for the payment of death proceeds to your selected beneficiary upon the death of the insured which are free from federal income taxes. The Policy can be used as part of your estate planning or to save for retirement. The insured is the person whose life is insured under the Policy. The insured can be the same as the owner but does not have to be.

You can choose among twelve (12) investment  portfolios which are listed in Item
3. The investment portfolios are the investment options available under the Policy. You can allocate your unloaned Account Value to any or all of the investment portfolios. You can transfer between investment portfolios up to 12 times a year without charge and without being taxed. If you make more than 12 transfers in a year, we will charge $25 or 2% of the amount transferred, whichever is less. While the Policy is in force, the Account Value and, under certain circumstances, the death benefit, will vary, up or down, or the duration of the death benefit may vary with the investment performance of the investment portfolios you choose. You are not taxed on the earnings until you surrender or borrow from your Policy.

2. PURCHASES


You can buy the Policy with a single premium and, under certain conditions, you can make additional premiums. Your registered representative can help you fill out the proper forms. The minimum initial premium we will accept is generally $10,000. There is no minimum required for additional premiums. However, the total of all premiums paid will be limited to that which is required to qualify the Policy as life insurance under the Internal Revenue Code. We call this the Maximum Premium Limit. We may also require additional information. In some circumstances, the insured may be required to provide us with medical records or a complete paramedical examination.

3. INVESTMENT OPTIONS

You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT INC.
     Select Equity
     Small Cap Stock
     Large Cap Stock
     International Equity
     Quality Bond

MANAGED BY LORD, ABBETT & CO.

     Bond Debenture
     Growth and Income
     Mid-Cap Value
     Large Cap Research
     Developing Growth
     Lord Abbett Growth and Income

MANAGED BY CONNING ASSET MANAGEMENT COMPANY
     Money Market

Depending upon market conditions, you can make or lose money in any of these portfolios.

4. EXPENSES

The Policy has both insurance features and investment features, and there are costs related to each that reduce the return on your investment.

Each year Cova deducts a $30 policy maintenance fee from your Policy. Cova will not deduct this charge if the Account Value of your Policy is at least $50,000 at the time the deduction is to be made. If you make a complete surrender of your Policy, the policy maintenance fee will be deducted, regardless of your Account Value at that time.

Cova also deducts insurance charges on a monthly basis. For the first ten years, the total charges are equal, on an annual basis, to 1.70% of the value of your Policy, with 1/12 of that amount charged monthly. After the tenth year, the total for insurance charges is 1.15% annually, with 1/12 of that amount charged monthly.

Each month Cova will also deduct an additional insurance charge to cover the cost of insurance. This charge will depend upon the sex, age and rating classification of the insured and whether your initial premium was 100% of the Maximum Premium Limit.

There are also daily investment charges which apply to the average daily value of the investment portfolio and vary depending upon the investment portfolio. These annual charges range from .205% to 1.10%.

If you take out more than the annual withdrawal amount, Cova may assess a Surrender Charge which ranges from 7.5% of the premium surrendered in the first year to 0% in the tenth year. Each year you may withdraw up to that sum of the excess of your Account Value over premiums paid which have not been previously surrendered; plus 10% of premiums without incurring this surrender charge. We call this amount the annual withdrawal amount. If you take your money out before the tenth year, Cova will assess a deferred premium tax charge which declines from 2.25% of premium surrendered in the first year to 0% in the tenth year. After the tenth year there is no Surrender Charge or deferred premium tax when you withdraw your money.

Your Policy could lapse if your Cash Surrender Value is insufficient to cover any charges due.

5.  DEATH BENEFIT/DEATH PROCEEDS

The Policy provides for a Face Amount of insurance. The actual amount payable to your beneficiary is the death benefit less any loans plus accrued loan interest under the Policy. This amount is called the death proceeds. It may also be called the net death benefit.


The death benefit will be the greater of (1) your Face Amount or (2) your Account Value multiplied by a specified percentage. These percentages vary by the age of the insured and are shown in your Policy. Therefore, increases in your Account Value may increase the death benefit. A decrease in Account Value may decrease the death benefit, but the death benefit will never be less than the Face Amount (so long as the Policy remains in force). Also, a partial surrender will reduce the Face Amount in the same proportion as the Account Value was reduced.


All or part of the death proceeds may be paid in a lump sum or applied under one of the Settlement Options contained in the Policy.

The Policy is offered on a single life or on a "joint life" basis. Under "joint life" coverage, death proceeds are paid after the second insured's death.

At the time of application for a Policy, you designate a beneficiary who is the person or persons who will receive the death proceeds. You can change your beneficiary unless you have a designated an irrevocable beneficiary. The beneficiary does not have to be a natural person.

6. TAXES

Your earnings are not taxed until you take them out. In most cases, your Policy will be a modified endowment contract unless it was exchanged for a contract issued before June 21, 1988. Money taken out of a modified endowment contract is considered to come from earnings first and is taxed as income. Also, if you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings withdrawn. Death proceeds are paid to your beneficiary tax free.

7. ACCESS TO YOUR MONEY

Under the Policy you have access to a portion of your Account Value equal to earnings without charge. You may also withdraw up to 10% of premium each year, without incurring the Surrender Charge. Premiums withdrawn in excess of this 10% will incur a Surrender Charge during the first 10 years. However, a Deferred Premium Tax Charge will be assessed on all premiums surrendered during the first ten years. The minimum partial surrender that you can make is $500. You can also borrow some of your Cash Value. The minimum loan amount is $500.

8. OTHER INFORMATION

RIGHT TO EXAMINE


If you cancel your Policy within ten days after you receive it (or whatever period is required in your state), we will return to you the greater of (1) the premium(s) you paid or (2) your Account Value on the day we, or the agent through whom it was purchased, received the returned Policy. Until the end of the time you are allowed to examine your Policy (10 days or the required period in your state) plus five days, your premium will remain in the Money Market Portfolio. After that, we will invest your Account Value as you requested. In the state of California, if you are 60 years or older on the Policy Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Account Value as of the day we receive your returned Policy.


WHO SHOULD PURCHASE THE POLICY?

The Policy is designed for an individual who wants:

     --  to create or conserve his/her estate;
     -- to supplement retirement income; and -- to retain access to cash through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured, you should consider whether the purchase of the Policy is appropriate. Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of an insured.

Cova will not issue a Policy on insureds older than 90.

ADDITIONAL FEATURES

     -- You can arrange to have a regular amount of money automatically invested in selected investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. The amount you selected will be placed in the Money Market Portfolio and will be transferred to the selected investment portfolios monthly. We call this feature Dollar Cost Averaging. There is no additional charge for this feature.

     -- You can arrange to automatically readjust your unloaned Account Value between investment portfolios periodically to keep the allocation you select. We call this feature Automatic Rebalancing. There is no additional charge for this feature.

     -- In the event the insured is terminally ill, you can request to receive up to 50% of the death benefit up to a maximum of $500,000. If you have selected the Joint Life option, the provision will only be available on the second life after the death of the first. We call this feature the Accelerated Death Benefit. There is no additional charge for this feature.


     -- If you or the joint owner are confined in a qualifying facility for 90 consecutive days or more and if the confinement begins after the first policy year, you can make a full or partial surrender and we will waive the Surrender Charge. We call this feature the Nursing Home Waiver. There is no additional charge for this feature.

     -- You can elect to have the death benefit payable upon the death of a second person. This benefit is written on spouses only. We call this option the Joint Life Option.

These features may not be suitable for your particular situation.

9. INQUIRIES

If you need more information, please contact us at:

     Cova Life Sales Company
     One Tower Lane, Suite 3000
     Oakbrook Terrace, IL 60181

     800-523-1661

If you need policy owner service (such as changes in policy information, inquiry into policy values, or to make a loan), please contact us at:

     Cova Financial Life Insurance Company
     P.O. Box 10366
     Des Moines, IA 50306
     515-243-5834
     800-343-8496


                                     PART I

1. THE VARIABLE LIFE INSURANCE POLICY

This variable life insurance policy is a contract between you, the owner, and Cova, an insurance company. This kind of policy is most commonly used for retirement and/or estate planning.

During the insured's lifetime, you can select among the investment portfolios offered in the Policy. (There are currently twelve (12) investment portfolios offered. They are listed in Item 3.) You can transfer between them up to 12 times a year without charge. The Account Value and, under some circumstances, the death benefit will go up or down or the duration of the death benefit may vary depending upon the investment experience of the investment portfolio(s) you select. This gives you the opportunity to capture the upside potential of the market. It also means you could lose money.

While your money remains in the Policy, you pay no current income taxes on earnings or gains. This is called tax-deferred accumulation. It helps your money grow faster. Subject to some limitations, you may take money out at any time through loans or partial surrenders. Any money you take out, however, is taxed as earnings until all earnings have been removed from the Policy. If you are younger than age 59 1/2 when you take money out, you may also incur an additional 10% federal tax penalty. If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply. (See
Section 6. Taxes. Part II also contains more detailed information regarding taxes.)

Because this is a life insurance policy, it provides a death benefit, which is an amount greater than your Account Value. When the insured dies, the death benefit (minus any loans and any accrued loan interest) is paid to your beneficiary free from federal income tax. The tax-free death benefit combined with the ability to use your money while you're alive, makes this an excellent way to accumulate money you don't think you'll use in your lifetime and a tax-efficient way to provide for those you leave behind.

2. PURCHASES

PREMIUMS


Premiums are the monies you give us to buy the Policy. The minimum initial premium we will accept is generally $10,000. When you apply for the Policy, you request a specific amount of insurance. We call this amount the Face Amount of the Policy. Your initial premium must be 80%, 90% or 100% of the initial Maximum Premium Limit (MPL). The Internal Revenue Code (Code) has established certain criteria which must be met in order for a life insurance policy to qualify as life insurance under the Code. The MPL satisfies one of the criteria. Cova's MPL has been designed not to exceed the Maximum Premium Limit allowed under the Code for a specified Face Amount of insurance for a given age.


You can invest additional premiums up to the MPL. However, if the additional premium increases the amount of insurance, we will require evidence of the insurability of the insured. If all of your premiums totaled $1,000,000 or more, you will need Cova's prior approval before you add premiums. If the additional premium would cause the Policy to fail to meet the criteria established by the Code to qualify as life insurance, Cova will send the premium back within 60 days of the anniversary of the Policy Date (Policy Anniversary). The amount and frequency of additional premiums will affect the Account Value of your Policy and may affect the amount or duration of your insurance.

APPLICATION FOR A POLICY

In order to purchase a Policy, you must submit an application to Cova which requests some information regarding the proposed insured. In some cases, we will ask for additional information. We may request that the insured provide us with medical records or possibly require other medical tests.

Cova will not issue a Policy if the insured is over age 90.

Cova will review all the information it has about the insured and determine whether or not the insured meets Cova's standards for issuing the Policy. This process is called underwriting. If the insured meets all of Cova's underwriting requirements, we will issue a Policy. There are several underwriting classes under which the Policy may be issued.

During the underwriting period, which could be up to 60 days or longer from the time the application is signed, we offer fixed insurance called conditional insurance. The initial premium must be submitted with the application before the conditional insurance is provided. The conditional insurance is effective up to 60 days from when the application was signed. For applicants 65 or younger, conditional insurance will be for the lesser of $500,000 plus the initial premium paid or the amount of insurance applied for. If the applicant is 66 or older, the conditional insurance will be the lesser of $200,000 plus the initial premium paid or the amount of insurance applied for. The conditional insurance is subject to a number of restrictions and is only applicable if the proposed insured was an acceptable risk for the insurance applied for.

ALLOCATION OF PREMIUMS

When you purchase a Policy, we will initially invest your money in the Money Market Portfolio. After 15 days from the issue date (or the period required in your state plus five days), we will allocate your Account Value to the investment portfolios as you requested in the application. All allocation directions must be in whole percentages. If you make additional premiums, we will allocate them in the same way as your first premium unless you tell us otherwise.


If you change your mind about owning a Policy, you can cancel it within 10 days after receiving it (or the period required in your state (Right to Examine Period)). When you cancel the Policy within this time period, Cova will not assess a Surrender Charge or a deferred premium tax charge. Cova will give you back the greater of your premium payment or your Account Value. In the state of California, if you are 60 years or older on the Policy Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Account Value as of the day we receive your returned Policy.


If your application for the Policy is in good order, Cova will invest your first premium in the Money Market Portfolio two days after it is received, EVEN IF OUR UNDERWRITING IS NOT YET COMPLETE AND THE POLICY IS NOT YET ISSUED. The day we invest your premium in the Money Market Portfolio is called the Policy Date. The money will stay in the Money Market Portfolio for 15 days after the issue date. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected in the application.

If as a result of underwriting review, Cova does not issue you a Policy, we will return to you your premium, plus interest required by your state.

If we do issue a Policy, on the issue date, we will deduct the monthly deductions for the period from the Policy Date through the next processing date.

GRACE PERIOD


Your Policy will stay in effect as long as your Cash Surrender Value is sufficient to cover the Monthly Deductions and policy maintenance fee. If the Cash Surrender Value of your Policy is not enough to cover these deductions to be made from the Policy, Cova will mail you a notice. You will have 61 days from the time the notice is mailed to you to send to Cova the required premium payment. This is called the Grace Period. If the premium is not paid by the end of the Grace Period, the Policy will terminate without value.


ACCUMULATION UNIT VALUES

The value of your Policy that is invested in the investment portfolios will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your Policy, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every business day we determine the value of an Accumulation Unit for each of the investment portfolios. The value of an Accumulation Unit for any given business day is determined by multiplying a factor we call the net investment factor times the value of an Accumulation Unit for the previous business day. We do this for each investment portfolio. The net investment factor is a number that reflects the change (up or down) in an underlying investment portfolio share. Our business days are each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

The value of an Accumulation Unit may go up or down from day to day.

When you make a premium payment, we credit your Policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of premiums allocated to an investment portfolio divided by the value of the Accumulation Unit for that investment portfolio.

We calculate the value of an Accumulation Unit for each investment portfolio after the New York Stock Exchange closes each day and then apply it to your Policy.

When Cova assesses the monthly deductions and for the annual policy maintenance fee we do so by deducting Accumulation Units from your Policy. When you have selected more than one investment portfolio, we make the deductions pro rata from all of the investment portfolios.

3. INVESTMENT OPTIONS

The Policy offers twelve (12) investment portfolios which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE FUND PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation, which is an indirect subsidiary of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. Cova Investment Advisory Corporation has engaged subadvisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the Policy:

     J.P. MORGAN INVESTMENT MANAGEMENT INC. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:
     Select Equity Portfolio
     Small Cap Stock Portfolio
     Large Cap Stock Portfolio
     International Equity Portfolio
     Quality Bond Portfolio

     LORD, ABBETT & CO. IS THE SUB-ADVISER TO THE FOLLOWING PORTFOLIOS:
     Bond Debenture Portfolio
     Mid-Cap Value Portfolio
     Large Cap Research Portfolio
     Developing Growth Portfolio
     Lord Abbett Growth and Income Portfolio

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. Only the following portfolio is available under the Policy:

     Growth and Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Only the following portfolio is available under the Policy and is managed by Conning Asset Management Company:

     Money Market Fund

TRANSFERS

You can transfer money among the twelve (12) investment portfolios.

You can make 12 transfers every Policy Year without charge while the insured is alive. If you make more than 12 transfers in a year, there is a transfer fee deducted. (We measure years from your Policy Date.) The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer:

     1. the minimum amount which you can transfer is $500 or your entire value in the investment portfolio.

     2. your request for transfer must clearly state the amount to be transferred and which investment portfolios are involved in the transfer.

     3. if a transfer fee applies, the charge will be deducted from the amount transferred.

You can make  transfers by  telephone.  Prior to making a transfer by telephone, you will need to complete a written pre-authorization form. If you own the Policy with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova records all telephone instructions.

We have reserved the right to modify your transfer rights if we decide that the exercise of this right by you, your authorized agent, or any owner is or would be disadvantageous to other owners. We have also reserved the right to restrict transfers to a maximum of 12 per year and to restrict transfers from being made on consecutive business days.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $5,000 in the Money Market Portfolio (or the amount required to complete your program, if more) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for this feature.



If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.


AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically readjust your non-loaned Account Value between investment portfolios to keep the blend you selected. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the Policy Date. There is no additional charge for this feature. The transfer date will be the 1st business day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in both the Dollar Cost Averaging and Automatic Rebalancing Programs at the same time.

APPROVED ASSET ALLOCATION PROGRAM

Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment portfolios available under the Policy. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules.

Even though Cova permits the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and should Cova become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

SUBSTITUTION

Cova may elect to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this. Cova may also limit further investment in an investment portfolio if it deems it inappropriate.

4. EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. These charges and expenses are:

INSURANCE CHARGES

Each month, Cova will make certain deductions from your Policy on the processing date. The processing date is the day each month that we deduct certain charges from your Policy. The first processing date is the issue date. The issue date is the date on which we issue you a Policy. After that, it is the same day each month as the Policy Date.

The insurance charges are: (1) mortality and expense risk charge; (2) administrative charge; (3) tax expense charge; and (4) cost of insurance charge. Collectively, we refer to these charges as the monthly deduction. When you have selected more than one investment portfolio, we make the deduction pro rata from all of the investment portfolios you have selected.

MORTALITY AND EXPENSE RISK CHARGE. For the first ten years, this charge is equal, on an annual basis, to .90%, 1/12 of which is charged each month, of the Account Value of your Policy invested in the investment portfolios. For the eleventh year and after, the charge is .75%, 1/12 of which is charged each month. This charge cannot be increased.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .40%, 1/12 of which is charged each month, of the Account Value of your Policy. This charge cannot be increased.

TAX EXPENSE CHARGE. This deduction is the sum of the premium tax charge and the federal tax charge. It is deducted monthly for the first ten years. It is equal, on an annual basis, to .40% (.15% for federal tax charge and .25% for premium tax charge), 1/12 of which is charged each month, of the Account Value of your Policy.

This charge compensates Cova for its expenses incurred for federal taxes incurred as a result of issuing the Policy. It also compensates Cova for the state and local premium taxes it incurred as a result of issuing the Policy. Premium taxes range from 0% to 4%. You will be assessed the premium tax charge regardless of what the total actual premium tax is in your state or local jurisdiction. If you surrender all or part of your Policy during the first 10 years, Cova will charge a deferred premium tax charge. See below.


COST OF INSURANCE CHARGE. This charge compensates Cova for insurance coverage provided during the month.

The guaranteed cost of insurance charge is determined by multiplying the Coverage Amount by the cost of insurance rate. The Coverage Amount is the difference between the death benefit and the Account Value. The cost of insurance rate is based upon the sex, age, rate classification of the insured and whether you paid 100%, or 90%, or 80% of the MPL. The rate classification of the insured is determined through our underwriting process.


The Policy provides that for standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday (1980 CSO Table). For substandard risks, the guaranteed cost of insurance rate will be higher and will be based upon a multiple of the 1980 CSO Table. The multiple will be based on the insured's substandard rating. Tables setting forth the guaranteed cost of insurance rates are included in each Policy.

Cova can use rates that are less than the guaranteed cost of insurance rates shown in the Policy. Cova refers to these as the current cost of insurance rates.

If 100% of the MPL is paid, Cova's current cost of insurance rate is a percentage of the Account Value. The basis and amount of this charge may change in the future, but can never be more than the guaranteed cost of insurance rates contained in the Policy. For a better understanding of how the cost of insurance rate and the other charges affect policy values, you should request personalized illustrations from your registered representative.

ANNUAL POLICY MAINTENANCE FEE

Every year on the Policy Anniversary, currently Cova deducts $30 as a policy maintenance fee. This charge cannot be increased once the Policy is issued. Cova will not deduct this charge, if when the deduction is to be made, your Account Value is $50,000 or more. Cova may some time in the future discontinue this practice for new policies issued and deduct the charge. If you make a complete surrender of your Policy, the policy maintenance fee will be deducted, regardless of your Account Value at that time. When you have selected more than one investment portfolio, we make the deduction prorata from all of the investment portfolios you have selected.

ANNUAL WITHDRAWAL AMOUNT

While the Policy is in force, prior to the death of the insured and after the expiration of the Right to Examine Period, you can make a total or partial surrender of the Account Value of your Policy up to the Cash Surrender Value.

A surrender may be subject to a Surrender Charge and a deferred premium tax charge.

When you request a surrender, we will determine what portion, if any, is part of your annual withdrawal amount. The annual withdrawal amount is equal to:

     1. the excess of the Account Value over premiums paid which have not been previously surrendered. Neither the Surrender Charge nor deferred premium tax charge are assessed on this amount; and

     2. on a non-cumulative basis, 10% of your premium payments each year. This portion of the annual withdrawal amount is subject to the deferred premium tax charge.

SURRENDER CHARGE

During the first 10 years, the Surrender Charge is assessed against any premium surrendered, which is not part of the annual withdrawal amount. The Surrender Charge, which is a percent of premiums surrendered, is shown in the table below:

       Policy Year              Surrender Charge              Policy Year            Surrender Charge
       -----------              ----------------              -----------            ----------------
            1                         7.5%                         6                      4.0%
            2                         7.5%                         7                      3.0%
            3                         7.5%                         8                      2.0%
            4                         6.0%                         9                      1.0%
            5                         5.0%                         10+                      0%

NURSING HOME WAIVER

If you or the joint owner, if any, are confined in a qualifying facility for 90 consecutive days or more and if the confinement begins during the first ten years, under the Nursing Home Waiver rider, you can make a full or partial surrender and we will waive the surrender charge. The Nursing Home Waiver goes into effect after the first Policy Anniversary. There is no additional charge for this feature.


DEFERRED PREMIUM TAX CHARGE

When you purchase a Policy there are various premium taxes assessed by state and local governmental entities that we must pay on the Policy. You are charged a portion of that each month for the first ten years as part of the tax expense charge. (See the discussion of the Tax Expense Charge in Section 4 above.) The deferred premium tax charge enables Cova to collect that portion of the premium tax charge it has not collected when you surrender all or part of your Policy. The deferred premium tax charge is assessed only on premiums surrendered from the Policy during the first ten years. The deferred premium tax charge, which is a percent of premiums surrendered, is shown in the table below:

                                Deferred Premium                                        Deferred Premium
     Policy Year                   Tax Charge               Policy Year                    Tax Charge
     -----------                ----------------            -----------                 -------------
          1                          2.25%                       6                           1.00%
          2                          2.00%                       7                           .75%
          3                          1.75%                       8                           .50%
          4                          1.50%                       9                           .25%
          5                          1.25%                       10+                           0%

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the Policy Date. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less. If we do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

TAXES

Cova may assess a charge against a Policy for any taxes attributable to the Separate Account. Cova does not expect to incur such taxes.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are summarized below. See the fund prospectuses for a complete description.

                          INVESTMENT PORTFOLIO EXPENSES

  (as a percentage of the average daily net assets of an investment portfolio)

                                                                           Other Expenses
                                                                           (after expense
                                                                          reimbursement for
                                       Management         12b-1           certain Portfolios -           Total Portfolio
                                         Fees             Fees            see Note 1 below)             Annual Expenses
                                         ----             ----            -----------------             ---------------
COVA SERIES TRUST (1)

 Managed by J.P. Morgan
 Investment Management Inc.
   Select Equity (2)                    .75%             - -                    .10%                         .85%
   Small Cap Stock (2)                  .85%             - -                    .10%                         .95%
   Large Cap Stock (2)                  .65%                                    .10%                         .75%
   International Equity (2)             .85%             - -                    .10%                         .95%
   Quality Bond (2)                     .55%             - -                    .10%                         .65%

 Managed by Lord, Abbett & Co.
   Bond Debenture (2)                   .75%             - -                    .10%                         .85%
   Mid-Cap Value (3)                   1.00%             - -                    .10%                        1.10%
   Large Cap Research (3)              1.00%                                    .10%                        1.10%
   Developing Growth (3)                .90%             - -                    .10%                        1.00%
   Lord Abbett Growth and Income (3)    .65%             - -                    .10%                         .75%

LORD ABBETT SERIES FUND, INC.
   Managed by Lord, Abbett & Co.
   Growth and Income (4)                .50%             .07%                   .02%                         .59%


GENERAL AMERICAN CAPITAL COMPANY
 Managed by Conning Asset Management
 Company
   Money Market                         .205%             - -                    .00%                        .205%

(1) Since August 20, 1990, Cova has been reimbursing the investment portfolios of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Absent the expense reimbursement, the percentages shown for total portfolio annual expenses (on an annualized basis) for the period ended December 31, 1996 would have been: 1.70% for the Select Equity Portfolio; 2.68% for the Small Cap Stock Portfolio; 1.23% for the Large Cap Stock Portfolio; 3.80% for the International Equity Portfolio; 1.52% for the Quality Bond Portfolio; and 2.05% for the Bond Debenture Portfolio.

(2) Annualized. The Portfolio commenced regular investment operations on April 2, 1996.

(3)  Estimated.   The  Portfolio  has  not  yet  commenced  regular   investment
operations.


(4) The Growth and Income Portfolio of Lord Abbett Series Fund, Inc. has a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Fund Prospectus). The 12b-1 plan provides that such remittances, in the aggregate, will not exceed
 .15% on an annual basis, of the daily net asset value of shares of the Growth and Income Portfolio. As of the date of this Prospectus no payments had been made under the 12b-1 plan. For the year ending December 31, 1997, the 12b-1 fees are estimated to be .07%.


5. DEATH BENEFIT

The primary purpose of the Policy is to provide death benefit protection on the life of the insured. While the Policy is in force, if the insured dies, the beneficiary(ies) will receive the death proceeds. The death proceeds equal the death benefit under the Policy less any loans and accrued loan interest.

The death benefit is the greater of: (1) the Face Amount of the Policy; and (2) the minimum death benefit. The minimum death benefit is the Account Value multiplied by a percentage. Cova has included the minimum death benefit in order to assure that the Policy will continue to qualify as life insurance under the Internal Revenue Code.

You can choose to have the death proceeds paid in a lump sum or under a Settlement Option. If you have not made a choice before the insured dies, the beneficiary will choose the method of payment. If a method of payment has not been chosen within 90 days after receiving proof of death, Cova may pay the death proceeds in a lump sum.

The death benefit payable during the grace period is the death benefit in effect immediately prior to the start of the grace period less any loans, accrued loan interest and any overdue deductions. See discussion of grace period above.

ACCELERATED DEATH BENEFIT

If the insured is terminally ill, under the Accelerated Death Benefit rider, Cova will pre-pay a portion of the death benefit. You may elect to have an Accelerated Death Benefit of up to 50% of the death benefit but no greater than $500,000.

You can only elect to receive an Accelerated Death Benefit once. The Accelerated Death Benefit must first be used to repay any outstanding loans and accrued loan interest. After repayment of the outstanding loans and accrued loan interest, any remaining amount will be paid as a lump sum or under a payment plan. The subsequent amount available for loans or surrenders or as a death benefit will be reduced by the amount of the Accelerated Death Benefit, plus interest accrued at the Policy loan interest rate.

This benefit may not be available in your state or may have different provisions in your state.

JOINT LIVES

Cova offers a rider to the Policy that provides that the death benefit will be paid only upon the death of a second person. This option is only available to spouses.

The cost of insurance charge reflects the anticipated life expectancy of both insureds. It also reflects the fact that the death benefit is payable at the death of the last surviving insured.

If you wish to reinstate a lapsed Policy with a Joint Life rider attached, both insureds must be alive and provide satisfactory evidence of insurability.

The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to both insureds.

If a Joint Life rider is issued in conjunction with the Policy, the Accelerated Death Benefit will only be payable on the terminal illness of the last surviving insured.

This benefit may not be available in your state.

6. TAXES

NOTE: COVA HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. COVA HAS INCLUDED IN PART II AN ADDITIONAL DISCUSSION REGARDING TAXES.

LIFE INSURANCE IN GENERAL

Life insurance, such as the Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. The beneficiaries are not taxed when they receive the death proceeds upon the death of the insured.

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs - either as a surrender or as a loan. When you receive a distribution, you are taxed on the amount of the withdrawal that is earnings.

TAKING MONEY OUT OF YOUR POLICY

For tax purposes, your Policy will be treated as a modified endowment contract, unless under certain circumstances it was exchanged for a policy issued before June 21, 1988. Consequently if you make a withdrawal or a loan from your Policy, the Code treats it as first coming from earnings and then from your premiums. These earnings are included in taxable income.

The Code also provides that any amount received from an insurance policy which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer. If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply. See "Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the investment portfolios. Due to the uncertainty in this area, Cova reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

7. ACCESS TO YOUR MONEY

The Cash Surrender Value in your Policy is available: (1) by making a surrender (either a partial or a complete surrender) or (2) by taking a loan from your Policy.

LOANS

You may borrow money from Cova while the Policy is still in force. The Policy will be the only security Cova will require for a Policy loan. You cannot borrow against your Policy until the end of the Right to Examine Period and you cannot borrow if the Policy is in a grace period. Loans are considered distributions from the Policy for tax purposes and the portion of the loan that has come from earnings will be taxable to you and may be subject to a 10% penalty tax. See "Tax Status" in Part II for more details.

LOAN AMOUNT. The maximum loan amount is equal to: 90% of the Account Value, less loan interest due on the next Policy Anniversary, the Surrender Charge, the policy maintenance fee, if any, and the deferred premium tax charge, if any.

The minimum loan amount is $500. If total loans equal or exceed the Cash Value, the Policy will terminate at the end of the grace period if an appropriate loan repayment is not received by Cova.

LOAN ACCOUNT. When you make a loan, a portion of your Account Value equal to the loan will be transferred on a pro rata basis from the investment portfolios to the loan account. The loan account is a portion of Cova's general account that contains Account Values attributable to Policy loans.

LOAN INTEREST. Loan interest due on the Policy loan will accrue daily at a current rate of 6.0% per annum. The loan interest is due each Policy Anniversary and if not paid will become part of the loan. When that happens, a portion of the Account Value equal to the loan interest due is transferred, on a pro rata basis, from the investment portfolios to the loan account.

INTEREST CREDITED. Amounts held in the loan account will be credited daily with interest, at a current rate of 4.0% per annum.


PREFERRED LOAN. The part of your loan equal to earnings is the Preferred Loan. A preferred loan will be credited interest daily at a current rate of 6.0% per annum.


EFFECT OF LOAN. When you make a loan against your Policy, Cova will redeem Accumulation Units from the investment portfolios equal to the loan request and transfer that amount to the loan account.


A Policy loan, whether or not repaid, will have a permanent effect on the Policy. This is because the loan account does not share in the investment results of the investment portfolio(s). If it is not repaid, the Policy loan and accrued loan interest will reduce the amount of Cash Value. It will also reduce the amount payable at death because outstanding loans and accrued loan interest are deducted from the death benefit.


LOAN REPAYMENTS. You can repay all or part of a loan at any time while your Policy is in force and the insured is alive. There is no minimum loan repayment amount. If you want to repay a loan in full, the loan repayment must equal the loan plus all the accrued loan interest.

When you repay a loan, Cova will transfer the amount held in the loan account to the investment portfolios according to your most recent instructions.

Unless you tell Cova otherwise, any payment Cova receives from you will go first to pay any interest due, then to repay any loan, and then will be considered a premium payment.

TOTAL SURRENDER

You can terminate your Policy by notifying Cova in writing. Cova will pay you the Cash Surrender Value. When that happens, the Policy will be terminated and there will be no other benefits. When you make a total surrender there may be surrender charges and deferred premium tax charges and the policy maintenance fee will be deducted.

PARTIAL SURRENDERS

You can surrender some of the Cash Surrender Value by making a request in writing to Cova. The minimum amount you can surrender is $500, unless your Cash Surrender Value is less. Cova requires that you maintain a minimum Account Value in your Policy of at least $5,000 after you make a partial surrender. If you do not, the Policy will terminate and Cova will send you the entire Cash Surrender Value. When you make a partial surrender, there may be Surrender Charges and deferred premium tax charges.

When you make a partial surrender, the Face Amount of your Policy will be reduced. The Face Amount is reduced in the same proportion that the Account Value is reduced by the partial surrender. When you make a partial surrender, the amount of the surrender is deducted on a pro rata basis from Account Value allocated to the investment portfolios, unless you specify otherwise.


TERMINATION OF THE POLICY

Your Policy will terminate if (1) you make a total surrender of the Policy, (2) the grace period has ended, or (3) the insured has died.

REINSTATEMENT

If your Policy terminates while the insured is still alive you can have it reinstated provided the Policy did not terminate because you made a total surrender. You can only reinstate your Policy within 5 years after the end of the grace period. If there are joint insureds, both insureds must be alive.


When you reinstate your Policy you must provide Cova with satisfactory evidence of insurability and you must either repay any outstanding loan and accrued interest or you must reinstate the loan along with any accrued interest. You must also pay a sufficient premium to (1) cover all the monthly deductions and any policy maintenance fee that were unpaid during the grace period and (2) be sufficient to keep the Policy in force for at least 2 months after the date of reinstatement.

When you reinstate your Policy, the Face Amount of the reinstated Policy will be the Face Amount of your original Policy at the time the Policy terminated, unless you direct Cova otherwise. You cannot select a Face Amount that is larger than that. The Account Value adjusted for the past due charges of your Policy when you reinstate it will be the Account Value at the time of termination plus the additional premium paid at the time of reinstatement. The past due monthly deductions and policy maintenance fee, if any, will be deducted from this amount. The surrender charge, if any, and the deferred premium tax charge, if any, are based on the number of policy years from the original Policy Date.

The effective date of the reinstated Policy is the next processing date following Cova's approval of your application for reinstatement.

8. OTHER INFORMATION

COVA

Cova Financial Life Insurance Company ("Cova") was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Life Insurance Company.

Cova is presently licensed to do business in the state of California.

THE SEPARATE ACCOUNT

Cova has established a separate account, Cova Variable Life Account Five (Separate Account), to hold the assets that underlie the Policies.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other Policies Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the Policies. Life Sales is an affiliate of Cova.


Commissions will be paid to broker-dealers who sell the Policies. Broker-dealers will be paid commissions up to 5.5% of premiums and a trail commission up to
 .25% for years two through nine which increases up to .40% in year 10 and later. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commission.


SUSPENSION OF PAYMENTS OR TRANSFERS

Cova may be required to suspend or postpone any payments or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.  trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

OWNERSHIP

OWNER. You, as the owner of the Policy, have all of the rights under the Policy. If you die while the Policy is still in force and the insured is living, ownership passes to a successor owner or if none, then your estate becomes the owner.

JOINT OWNER. The Policy can be owned by joint owners. Authorization of both joint owners is required for all Policy changes except for telephone transfers.

BENEFICIARY. The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the Policy is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies. If there is an irrevocable beneficiary, all Policy changes except premium allocations and transfers require the consent of the beneficiary.

ASSIGNMENT. You can assign the Policy.


                                     PART II
                                MORE INFORMATION

THE COMPANY

Cova   Financial  Life   Insurance   Company  (the   "Company")  was  originally
incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name on January 1, 1986 to Xerox Financial Life Insurance Company. The Company presently is licensed to do business in the state of California. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company ("General American") purchased Xerox Financial Services Life Insurance Company ("Xerox Life"), an affiliate of the Company, from Xerox Financial Services, Inc. The acquisition of Xerox Life included related companies, including the Company. On June 1, 1995 the Company changed its name to Cova Financial Life Insurance Company.


General American is a St. Louis-based mutual company with more than $275 billion of life insurance in force and approximately $19 billion in assets. It provides life and health insurance, retirement plans, and related financial services to individuals and groups.


On April 1, 1996, Cova contributed initial capital to the Large Cap Stock and Quality Bond Portfolios, by making a capital contribution through another Separate Account. As of December 31, 1996, the capital contributed to the Quality Bond Portfolio represented approximately 36% of the total assets of such Portfolio and the capital contributed to the Large Cap Stock Portfolio by Cova represented approximately 75% of the total assets of such Portfolio. Cova currently intends to remove these assets from the Portfolios on a pro rata basis in proportion to money invested in the Portfolios by both variable annuity and variable life contract owners.

Executive Officers and Directors of Cova

     The  directors  and  executive   officers  of  Cova  and  their   principal
occupations for the past five years are as follows:

Name                                                Principal Occupation During the Past Five Years
---------------------------                         -----------------------------------------------

John W. Barber***                            Director of  Cova-June,  1995 to present;  Director of First
                                             Cova Life Insurance Company  (FCLIC)-June,  1995 to present;
                                             Director of CFLIC June, 1995 to present;  Vice President and
                                             Controller    of    General    American    Life    Insurance
                                             Company-December, 1984 to present; President and Director of
                                             Equity Intermediary Company- October, 1988 to present.

Jerome P. Darga*                             Vice  President  and  Assistant  Secretary  of  Cova-1992 to
                                             present;   Vice   President  and   Assistant   Secretary  of
                                             CFLIC-1992   to  present;   Vice   President  and  Assistant
                                             Secretary of CLMC-1992 to present.

Connie A. Doern****                          Vice  President  of  Cova-1997  to  Present,  prior  thereto
                                             Assistant Vice  President from 1990 to 1995;  Vice President of CFLIC-  1997 to Present,  prior  thereto  Assistant  Vice
                                             President from 1990 to 1995; Vice President of FCLIC-1997 to
                                             Present, prior thereto Assistant Vice President from 1993 to
                                             1995; Vice President of J&H/KVI-1989 to Present.

Judy M. Drew*                                Vice  President of Cova-1988 to present;  Vice  President of
                                             CFLIC-1988  to present;  Vice  President  of  FCLIC-1992  to present;  Senior Vice  President  of  CLMC-1996  to present, prior thereto Vice President  from 1989 to 1996;  President,
                                             COO and Director of Cova Life Sales Company  (CLSC)-1988  to
                                             present.

Patricia E. Gubbe*                           Vice  President of Cova-1989 to present;  Vice  President of
                                             CFLIC-1989  to present;  Vice  President  of  FCLIC-1992  to present; First Vice President of CLMC-1996 to present, prior thereto Vice President from 1989 to 1996; Vice President and
                                             Chief Compliance Officer of CLSC-1989 to present.

Philip A. Haley*                             Executive Vice President of Cova-May 1997 to present,  prior thereto Vice  President from 1990 to 1997 and Assistant Vice
                                             President  from 1989 to 1990;  Executive  Vice  President of
                                             FCLIC- May, 1997 to present,  prior  thereto Vice  President from 1995 to 1997;  Executive  Vice  President  of CFLIC-May
                                             1997 to present,  prior thereto Vice  President from 1990 to
                                             1997  and  Assistant  Vice  President  from  1989  to  1990;
                                             Executive  Vice President of CLMC from May, 1997 to present, prior thereto  Senior Vice  President  from 1996 to 1997 and
                                             Vice   President  from  1990  to  1996  and  Assistant  Vice
                                             President  from 1989 to 1990;  Vice  President  of CLSC from
                                             1991 to present, prior thereto Assistant Vice President from
                                             1989 to 1991.


Christopher S. Harden*                       Vice  President of Cova- 1991 to present;  Vice President of
                                             CFLIC-1991 to present;  First Vice President of CLMC-1996 to present, prior thereto Vice President-1991 to 1996.


J. Robert Hopson*                            Vice  President,  Chief Actuary and Director of Cova-1991 to
                                             present;  Vice  President,  Chief  Actuary  and  Director of
                                             CFLIC-1991  to present;  Vice  President,  Chief Actuary and
                                             Director of  FCLIC-1992 to present;  Senior Vice  President,
                                             Chief  Actuary and Director of  CLMC-1996 to present,  prior thereto Vice  President  and Director  from 1993 to 1996 and
                                             Vice President from 1991 to 1993.

Thomas E. Hughes, Jr.**                      Treasurer  and  Director  of  Cova-June,  1995  to  present;
                                             Treasurer  and  Director  of  CFLIC-June,  1995 to  present;
                                             Treasurer of FCLIC-June,  1995 to present; Corporate Actuary and Treasurer of General  American Life  Insurance  Company-
                                             October,   1994  to  present.   Formerly,   Executive   Vice
                                             President-Group  Pensions  General  American Life  Insurance
                                             Company-March,  1990 to  October,  1994.  In addition to the
                                             Cova companies,  Director of the following  General American subsidiary companies: Paragon Life Insurance Company and RGA
                                             Reinsurance  Company-October,  1994 to present. Treasurer of the following General American subsidiary companies: Paragon
                                             Life Insurance  Company,  General Life Insurance  Company of
                                             America,  General Life Insurance  Company,  General American
                                             Holding   Company,   Red  Oak  Realty   Company,   Gen  Mark
                                             Incorporated,  Walnut Street Securities, Inc., Walnut Street
                                             Adviser's  Inc.,  White Oak Royalty  Company,  Walnut Street
                                             Funds,  Inc., and RGA Reinsurance  Company-October,  1994 to
                                             present.

Lisa O. Kirchner****                         Vice  President  of  Cova-1997  to  present,  prior  thereto
                                             Assistant Vice  President from 1990 to 1995;  Vice President of  CFLIC-1997  to present,  prior  thereto  Assistant  Vice
                                             President from 1988 to 1995; Vice President of FCLIC-1997 to present, prior thereto Assistant Vice President from 1993 to
                                             1995; Vice President of J&H/KVI-1985 to present.


Douglas E. Jacobs*                           Vice  President of Cova- 1985 to present;  Vice President of
                                             CFLIC-1985  to  present;  Vice  President  of  CLMC-1985  to present.

Richard A. Liddy**                           Chairman of the Board of  Directors of Cova,  CFLIC,  FCLIC,
                                             CLMC,  Advisory  and  Allocation-  April,  1997 to  present;
                                             Chairman of the Board, President and Chief Executive Officer
                                             of General  American  Life  Insurance  Company-May,  1992 to
                                             present;  Mr. Liddy also holds  various  positions  with the
                                             General  American  subsidiaries as follows:  Chairman of the
                                             Board and  President  of  General  American  Mutual  Holding
                                             Company, GenAmerica Corporation and General American Holding
                                             Company;  Chairman  of the  Board of  Security  Equity  Life
                                             Insurance Company,  Conning  Corporation,  The Walnut Street
                                             Funds, Inc.,  General American Capital Company,  Reinsurance
                                             Group of  America,  Inc.,  RGA Life  Reinsurance  Company of
                                             Canada, and RGA Reinsurance Company.

William C. Mair*                             Vice  President,  Controller and Director of Cova since 1995
                                             to  present,  prior  thereto  Vice  President,   Controller,
                                             Treasurer  and  Director.  Vice  President,  Controller  and
                                             Director of CFLIC since 1995 to present,  prior thereto Vice
                                             President,   Controller,   Treasurer  and   Director;   Vice
                                             President,  Controller  and  Director of FCLIC- from 1992 to present; Vice President,  Treasurer, Controller and Director of  Advisory-1993  to present;  Vice  President,  Treasurer,
                                             Controller  and  Director  of  Allocation-1994  to  present;
                                             Director of  CLSC-1992  to present;  Senior Vice  President,
                                             Treasurer,  Controller and Director of CLMC-1989 to present;
                                             Vice  President,  Treasurer,   Controller,  Chief  Financial
                                             Officer,  Chief  Accounting  Officer and  Director of Trust-
                                             1996 to present.

Matthew P. McCauley**                        Assistant  Secretary  and  Director  of  Cova-June,  1995 to
                                             present;  Assistant  Secretary  and Director of  CFLIC-June,
                                             1995  to  present;   Assistant  Secretary  and  Director  of
                                             FCLIC-June,  1995 to present;  Associate General Counsel and
                                             Vice   President   of  General   American   Life   Insurance
                                             Company-1973  to present;  Also,  Director,  Vice President,
                                             General  Counsel and  Secretary  for several  other  General
                                             American   subsidiaries;   including   Equity   Intermediary
                                             Company,  Red Oak  Realty  Company,  and White  Oak  Royalty
                                             Company;  General  American Holding Company and Paragon Life
                                             Insurance   Company.    General   Counsel   and   Secretary,
                                             Reinsurance  Group of America,  Incorporated.  Director  and
                                             Secretary, General American Capital Company. General Counsel
                                             and Secretary, Conning Corporation. General Counsel, Conning
                                             Asset  Management  Company.   Director  of  RGA  Reinsurance
                                             Company,  Walnut Street  Securities,  Inc.  Secretary to the
                                             Walnut Street Funds, Inc.

Mark E. Reynolds*                            Executive  Vice  President  of  Cova-May,  1997 to  present;
                                             Executive  Vice  President  of  CFLIC-May,  1997 to present;
                                             Executive  Vice  President of  CFSLIC-May,  1997 to present;
                                             Executive Vice President and Director of FCLIC-May,  1997 to
                                             present;  Executive  Vice  President  of  CLMC-May,  1997 to present;  Executive  Vice  President  and  Director  of Cova
                                             Investment Advisory  Corporation-December,  1996 to present;
                                             Executive  Vice  President and Director of FCLIC - May, 1997
                                             tp present,  Executive  Vice  President and Director of Cova
                                             Investment Allocation Corporation-December, 1996 to present.

Leonard M. Rubenstein**                      Director of Cova, CFLIC,  FCLIC, and  CLMC-January,  1996 to
                                             present;  Director of Advisory and  Allocation  from 1995 to present;  Executive  Vice  President and Director of General
                                             American  Life  Insurance   Company-1992  to  present.   Mr.
                                             Rubenstein  also holds  various  positions  with the General
                                             American subsidiaries as follows:  Director and Treasurer of
                                             General  American  Capital  Company;  Senior Vice  President
                                             Investments,  Treasurer and Director of Reinsurance Group of
                                             America,  Incorporated;  Director of Paragon Life  Insurance
                                             Company; Director of General American Holding Company; Chief
                                             Executive   Officer,   Chairman  and  Director  for  Conning
                                             Corporation;   Director  of  the  following:   General  Life
                                             Insurance  Company,  Security Equity Life Insurance Company,
                                             BHIF America de Vida Seguros S.A. (Chile),  Manatial Seguros
                                             de Vida, S.A. (Argentina),  Red Oak Realty Company,  General
                                             Life Insurance Company of America;  RGA Reinsurance Company;
                                             Secretary and Director for RGA Sud America S.A.


Myron H. Sandberg*                           Vice  President of Cova-1985 to present;  Vice  President of
                                             CFLIC-1985 to present; and CLMC 1989 to present.

John W. Schaus*                              Vice President of Cova-1988 to present;  Vice President   of
                                             CFLIC-1988 to present; and CLMC-1989 to present.

Lorry J. Stensrud*                           President  and Director of Cova from June,  1995 to present,
                                             prior  thereto  Executive  Vice  President;   President  and
                                             Director of CFLIC from June, 1995 to present,  prior thereto
                                             Executive  Vice  President;  President and Director of FCLIC
                                             from June,  1995 to present,  prior thereto  Executive  Vice
                                             President; President and Director of CLMC from June, 1995 to
                                             present,   prior  thereto  Executive  Vice  President  only;
                                             President  and  Director of  Advisory  from 1993 to present;
                                             President and Director of  Allocation  from 1994 to present.
                                             Director  of CLSC from  1989 to  present;  President,  Chief
                                             Executive Officer and Director of Trust-1996 to present.

  Peter L. Witkewiz*****                     Vice  President of Cova-1997 to present;  Vice  President of
                                             CFLIC-1997  to present;  Vice  President  of  FCLIC-1997  to present.

  Kent R. Zimmerman**                        Assistant Treasurer of Cova-May, 1996 to present;  Assistant
                                             Treasurer of CFLIC-May, 1996 to present; Assistant Treasurer of CLMC- 1996 to present.  Second Vice  President of General
                                             American  Life  Insurance  Company-  1997 to present,  prior thereto Vice  President of General  American Life  Insurance
                                             Company, 1992 to 1997. Mr. Zimmerman holds various positions
                                             with  the   General   American   subsidiaries   -  Assistant
                                             Treasurer,  Security Equity Life Insurance Company,  Paragon
                                             Life Insurance  Company,  General Life Insurance  Company of
                                             America and RGA Reinsurance Co.

*    Business Address:                       Cova, One Tower Lane, Suite 3000, Oakbrook Terrace, IL 60181

**   Business Address:                       General American, 700 S. Market Street, St. Louis, MO 63101

***  Business Address:                       General  American,  13045 Tesson Ferry Road,  St. Louis,  MO 63128

**** Business Address:                       J&H/KVI, 1776 West Lakes Parkway, West Des Moines, IA 50266

VOTING

In accordance with its view of present applicable law, Cova will vote the shares of the investment portfolios at special meetings of shareholders in accordance with instructions received from owners having a voting interest. Cova will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. Cova will vote shares it owns in the same proportion as it votes shares for which it has received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Cova determines that it is permitted to vote the shares of the funds in its own right, it may elect to do so.

The voting interests of the owner in the funds will be determined as follows: owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an investment portfolio on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by Cova not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each owner having such a voting interest will receive periodic reports relating to the investment portfolios in which he or she has an interest, proxy material and a form with which to give such voting instructions.

DISREGARD OF VOTING INSTRUCTIONS. Cova may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an investment portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the investment portfolio. Cova may also disapprove changes in the investment policy initiated by owners or trustees of the funds, if such disapproval is reasonable and is based on a good faith determination by Cova that the change would violate state or federal law or the change would not be consistent with the investment objectives of the investment portfolios or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by Cova or of an affiliated company. In the event Cova does disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

THE SEPARATE ACCOUNT

Cova has established the separate account, Cova Variable Life Account Five (Separate Account), to hold the assets that underlie the Policies. The Board of Directors of Cova adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. The Separate Account has not yet commenced operations. Cova has registered the Separate Account with the Securities Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The investment program of the Separate Account will not be changed without the approval by the Insurance Commissioner of the state of California. If required, the approval process is on file with the Commissioner of the state in which this Policy is issued.

If the New York Stock Exchange is closed (except for holidays and weekends) or trading is restricted due to an emergency as defined by the Securities and Exchange Commission so that Cova cannot value Accumulation Units, Cova may postpone all procedures which require valuation of the Accumulation Units until valuation is possible.

LEGAL OPINIONS

Legal matters in connection with the Policies  described herein are being passed
upon  by  the  law  firm  of  Blazzard,  Grodd  &  Hasenauer,   P.C.,  Westport,
Connecticut.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE

The amount of the Surrender Charge on the Policies may be reduced or eliminated when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Surrender Charge will be determined by Cova after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Policies with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Policy sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with Cova will be considered. Per Policy sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Policy with fewer sales contacts.

     4. There may be other circumstances, of which Cova is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, Cova determines that there will be a reduction in sales expenses, Cova may provide for a reduction or elimination of the Surrender Charge.

The Surrender Charge may be eliminated when the Policies are issued to an officer, director or employee of Cova or any of its affiliates. In no event will any reduction or elimination of the Surrender Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the insured(s) has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been provided by the last cost of insurance at the correct age and/or sex of the insured.

COVA'S RIGHT TO CONTEST

Cova cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the insured's lifetime for two years from the Policy Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Debt and less any surrenders.

SETTLEMENT OPTIONS

The Cash Surrender Value or the death proceeds may be paid in a lump sum or may be applied to one of the Settlement Options. The Settlement Options are:

     Option 1: Life Annuity
     Option 2: Life Annuity with 5, 10 or 20 years guaranteed
     Option 3: Joint and Last Survivor Annuity
     Option 4: Payments for a Designated Period

You or the beneficiary can select to have the Settlement Options payable on either a fixed or variable basis.

TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON COVA'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO LIFE INSURANCE IN GENERAL. COVA CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. SECTION 7702 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED ("CODE"), DEFINES THE TERM "LIFE INSURANCE CONTRACT" FOR PURPOSES OF THE CODE. COVA BELIEVES THAT THE POLICIES TO BE ISSUED WILL QUALIFY AS "LIFE INSURANCE CONTRACTS" UNDER SECTION 7702. COVA DOES NOT GUARANTEE THE TAX STATUS OF THE POLICIES. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICIES MAY NOT BE TREATED AS "LIFE INSURANCE" UNDER FEDERAL INCOME TAX LAWS. PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Cova's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Cova is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Cova and its operations form a part of Cova.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies such as the Policies meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  Regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer".

Cova intends that each investment portfolio underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, Cova reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, Cova has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While Cova has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with Cova's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

POLICY PROCEEDS. Loan proceeds and/or surrender payments from the Policies are fully taxable to the extent of income in the Policy and may further be subject to an additional 10% federal income tax penalty. (See "Tax Treatment of Loans and Surrenders".) Otherwise, the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a) of the Code and any benefits paid under the Accelerated Death Benefit Rider shall be excludable from gross income under Section 101(g) of the Code. Furthermore, the owner is not deemed to be in constructive receipt of the Account Value or Cash Surrender Value, including increments thereon, under a Policy until surrender thereof. If the death proceeds are to be paid under one of the Settlement Options, the payments will be prorated between the amount attributable to the death benefit which will be excludable from the beneficiary's income and the amount attributable to interest which will be includable in the beneficiary's income.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Policy owner or beneficiary. Owners and beneficiaries should consult their tax adviser.

JOINT LIVES. The Policy may be issued with a Joint Life Rider providing for the payment of the death benefit upon the death of the last surviving insured. While Cova believes that a Policy issued on this basis complies with Section 7702 of the Code, such circumstances are not directly addressed in either Section 7702 or the regulations issued thereunder. In the absence of regulation or other guidelines, there is some uncertainty as to whether a Policy with such a joint life feature meets the requirements of Section 7702 of the Code.

TAX TREATMENT OF LOANS AND SURRENDERS. The Code alters the tax treatment accorded to loans and certain distributions from life insurance policies which are deemed to be "modified endowment contracts". The Policy's premium requirements are such that Policies issued on or after June 21, 1988 will be treated as modified endowment contracts. A Policy received in exchange for a modified endowment contract is also a modified endowment contract regardless of whether it meets the 7-pay test.

However, an exchange under Section 1035 of the code of a life insurance policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a modified endowment contract if no additional premiums are paid.

A Policy that was entered into prior to June 21, 1988 may be deemed to be a modi fied endowment contract if it is materially changed and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Assuming that the Policy will be treated as a modified endowment contract, surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distribution: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary. Furthermore, only under limited circumstances will interest paid on Policy loans be tax deductible.

Policy owners should seek competent tax advice on the tax consequences of taking loans, making a partial or total surrender or making any material modifications to their Policies.

MULTIPLE POLICIES. The Code further provides that multiple modified endowment contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one modified endowment contract for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. Policy owners should consult a tax adviser prior to purchasing more than one modified endowment contract in any calendar year period.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. Policy owners should therefore consult competent tax advisers should they wish to assign or change the owner of their Policies.

QUALIFIED PLANS. The Policies may be used in conjunction with certain qualified plans. Because the rules governing such use are complex, a purchaser should not do so until he has consulted a competent qualified plans consultant.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includable in gross income of the Policy owner are subject to federal income tax withholding. However, the Policy owner in most cases may elect not to have taxes withheld. The Policy owner may be required to pay penalties under the estimated tax rules, if the Policy owner's withholding and estimated tax payments are insufficient.

REPORTS TO OWNERS


Cova will send to each owner semi-annual and annual reports of the investment portfolios. Within 30 days after each Policy Anniversary, an annual statement will be sent to each owner. The statement will show the current amount of death benefit payable under the Policy, the current Account Value, the current Cash Surrender Value, current debt and will show all transactions previously confirmed. The statement will also show premiums paid and all charges deducted during the Policy Year.


Confirmations will be mailed to Policy owners within seven days of the transaction of: (a) the receipt of premium; (b) any transfer between investment portfolios; (c) any loan, interest repayment, or loan repayment; (d) any surrender; (e) exercise of the free look privilege; and (f) payment of the death benefit under the Policy. Upon request a Policy owner shall be entitled to a receipt of premium payment.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. Cova is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

EXPERTS

The Balance Sheet of the Company as of December 31, 1996 and 1995 and the related Statements of Income, Shareholder's Equity and Cash Flows for the year ended December 31, 1996 and the periods from June 1, 1995 through December 31, 1995 and January 1, 1995 through May 31, 1995 and for the year ended December 31, 1994, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

There are no financial statements for the Separate Account because it has not yet commenced operations.



COVA FINANCIAL
LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements (Unaudited)

June 30, 1997 and 1996

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets (Unaudited)

June 30, 1997 and 1996
(In thousands of dollars)


                                             AS OF          AS OF
             ASSETS                                      6/30/97
12/31/96

Investments:
  Debt securities available for sale at market
(cost of $90,833 in 1997 and $71,257 in 1996)           $ 90,923  $ 71,263
  Policy loans                                             1,052     1,048
  Short-term investments available for sale at market
(cost of $248 in 1996 and $44 in 1996)                       246        44

Total investments                                         92,221    72,355

Cash and cash equivalents - interest bearing               5,080     4,150
Cash - non-interest bearing                                2,182     2,485
Accrued investment income                                  1,364     1,122
Deferred policy acquisition costs                          5,405     3,321
Present value of future profits                            1,101     1,178
Goodwill                                                   1,979     2,034
Deferred tax asset (net)                                   1,007     1,115
Receivable from OakRe                                     81,289    92,238
Reinsurance receivables                                        0        51
Other assets                                                  69        44
Separate account assets                                   40,628    18,880

Total Assets                                            $232,325  $198,973
                                                        ========  ========


                     See accompanying notes to unaudited financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                         Balance Sheets, (Unaudited) Continued

                                                        June 30, 1997 and 1996
                                                     (In thousands of dollars)

                                                 AS OF            AS OF
LIABILITIES AND SHAREHOLDERS EQUITY                       6/30/97     12/31/96

Policyholder deposits                                     $164,741  $154,566
Future policy benefits                                       4,703     4,561
Payable on purchase of securities                            2,010         0
Accounts payable and other liabilities                         965     1,794
Future purchase price payable to OakRe                         620       683
Federal on a state income taxes payable                         12         0
Guaranty assessments                                         1,585     1,585
Reinsurance payables                                            15         0
Separate account liabilities                                40,628    18,880

Total Liabilities                                          215,279   182,069

Shareholders equity:
  Common stock, $233 par value. (Authorized 30,000
     shares; issued and outstanding 12,000 shares in
1997 and 1996)                                               2,800     2,800
  Additional paid-in capital                                13,523    13,523
  Retained earnings                                            703       580
  Net unrealized appreciation on securities, net of tax         20         1

Total Shareholders Equity                                   17,046    16,904

Total Liabilities and Shareholders Equity                 $232,325  $198,973
                                                          ========  ========



See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Income (Unaudited)

Six months ended June 30, 1997 and 1996
(In thousands of dollars)



                 FOR THE PERIODS ENDED:

                                                                 6/30/97
6/30/96

Revenues:
Premiums                                         $  304  $  340
Net investment income                             3,004   1,801
Net realized gain (loss) on sale of investments      16      (8)
Separate Account charges                            193      39
Other Income                                         27       6

Total Revenues                                    3,544   2,178

Benefits and expenses:
Interest on policyholder deposits                 2,116   1,044
Current and future policy benefits                  451     382
Operating and other expenses                        499     306
Amortization of purchased intangibles assets        100     161
Amortization of deferred acquisition costs          155      25

Total Benefits and Expenses                       3,321   1,918

Income before income taxes                          223     260
Income Taxes:
Current                                               2     190
Deferred                                         $   98     (75)

Total income tax expense                         $  100  $  115

Net Income                                       $  123  $  145



See accompanying notes to unaudited financial statements.





COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholders Equity (Unaudited)

June 30, 1997 and 1996
(In thousands of dollars)

                                              FOR THE PERIODS ENDED:

          6/30/97      12/31/96

Common Stock ($233 par value common stock; authorized 30,000 shares; issued and outstanding
12,000 shares in 1997 and 1996.
Balance at beginning of period                                                               $ 2,800  $ 2,800

Balance at end of period                                                                       2,800  $ 2,800

Additional paid-in capital:
Balance at beginning of period                                                                13,523   13,523

Balance at end of period                                                                      13,523   13,523

Retained earnings:
Balance at beginning of period                                                                   580      168
Net income                                                                                       123      412

Balance at end of period                                                                     $   703  $   580



See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholders Equity, (Unaudited) Continued

June 30, 1997 and 1996
(In thousands of dollars)

                                              FOR THE PERIODS ENDED:

              6/30/97     12/31/96


Net unrealized appreciation/(depreciation) of securities:
Balance at beginning of period                                                       $     1   $   192
Change in unrealized appreciation/(depreciation) of debt and equity securities            81      (840)
Change in deferred federal income taxes                                                  (10)      103
Change in deferred acquisition costs attributable to unrealized losses/(gains)             2       (69)
Change in present value of future profits attributable to unrealized losses/(gains)
                                                                                         (54)      615

Balance at end of period                                                                  20         1

Total Shareholders Equity                                                            $17,046   $16,904



See accompanying notes to unaudited financial statements.

































COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows (Unaudited)

Six months ended June 30, 1997 and 1996
(In thousands of dollars)

                                       FOR THE PERIODS ENDED:

                                                6/30/97       6/30/96

Cash flows from operating activities:
  Interest and dividend receipts            $  2,812   $  1,501
  Premiums received                              313        350
  Insurance and annuity benefit payments        (307)      (287)
  Operating disbursements                       (939)      (324)
  Taxes on income paid                           (62)      (255)
  Commissions and acquisition costs paid      (1,761)    (1,108)
  Other                                          (17)         5

Net cash provided by/(used in) operating
  activities                                      39       (118)

Cash flows from investing activities:
  Cash used for the purchase of investment
    securities                               (27,834)   (20,927)
  Proceeds from investment securities sold     9,035      4,919
    and matured
Other                                            (18)       (43)

Net cash (used in) investing
  activities                                $(18,817)  $(16,051)

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) (Continued)

Six months ended June 30, 1997 and 1996
(In thousands of dollars)

                                                                   FOR THE
PERIODS ENDED:

          6/30/97         6/30/96


Cash flows from financing activities:
  Policyholder deposits                     $ 37,057   $ 12,996
  Transfers from OakRe                         7,394     22,795
  Transfer to Separate Accounts              (17,530)    (5,019)
  Return of policyholder deposits             (7,516)   (16,941)

Net cash provided by financing
  activities                                  19,405     13,831

Increase/(decrease) in cash and cash
  equivalents                                    627     (2,338)
Cash and cash equivalents at beginning of      6,635      6,134
  period

Cash and cash equivalents at end of period  $  7,262   $  3,796


See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) Continued

Six months ended June 30, 1997 and 1996
(In thousands of dollars)

                                           FOR THE PERIODS ENDED:

                                                  6/30/97           6/30/96

Reconciliation of net income to net cash provided by operating activities:
   Net income                                                                $   123   $  145
   Adjustments to reconcile net income
     to net cash provided by operating
       activities:
   Increase in future policy
     benefits (net of reinsurance)                                               142      101
   Increase in payables and
     accrued liabilities                                                          22       15
   Increase in accrued investment
     income                                                                     (242)    (330)
   Amortization of intangible assets and                                         254      186
     deferred acquisition costs
   Amortization and accretion of securities
     premiums and discounts                                                       81       25
   Net realized (gain)/loss on sale of
     investments                                                                 (16)       8
   Interest accumulated on policyholder
     deposits                                                                  2,116    1,044
   Investment expenses paid                                                       55       50
   Increase/(decrease) in current and deferred
     Federal income taxes                                                        100     (140)
   Recapture commissions paid to OakRe                                           (84)    (172)
   Deferral of acquisition costs                                              (2,268)    (821)
   Due to/from affiliates                                                         14       36
   Other                                                                        (258)    (265)

Net cash provided by operating activities                                    $    39   $ (118)
                                                                                       =======


                     See accompanying notes to Unaudited financial statements.
















COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Unaudited Interim Financial Statements

June 30, 1997 and 1996

(1)

The interim consolidated financial statements for Cova Financial Life Insurance Company (CFLIC) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1996 and December 31, 1995, and for each of the years in the three-year period ended December 31, 1996 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  INVESTMENTS

The Company's investments in debt and equity securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholders equity. The carrying value and amortized cost of investments at June 30, 1997 were as follows:


                                                       JUNE 30, 1997
                 GROSS      GROSS      ESTIMATED
       CARRYING  UNREALIZED UNREALIZED FAIR      AMORTIZED
       VALUE     GAINS      LOSSES     VALUE     COST
                             (in thousands of dollars)


Debt Securities:
  US. Government Treasuries          $   100  $  0  $    0   $   100  $   100
  Collateralized mortgage             23,750   138     (63)   23,750   23,675
  Corporate, state, municipalities,
    and political subdivisions        67,073   411    (396)   67,073   67,058

Total debt securities                 90,923   549    (459)   90,923   90,833

Policy loans                           1,052     -       -     1,052    1,052
Short term investments                   246     -      (2)      246      248

Total investments                    $92,221  $549   ($461)  $ 9,222  $92,133
                                     -------  ----  -------  -------  -------

As of June 30, 1997, the company had no impaired investments.













COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Unaudited Interim Financial Statements

The amortized cost and estimated market value of debt securities at June 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                             June 30, 1997

                        Estimated
         Amortized          Market
           Cost          Value

(in thousands of dollars)
Due after one year through five years    $26,140  $26,151
Due after five years through ten years    34,348   34,350
Due after ten years                        6,670    6,672
Mortgage-backed securities                23,675   23,750
Total                                    $90,833  $90,923

At June 30, 1997, approximately 92.3% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 7.7% non-investment grade debt securities, 4.8% are rated as BB+, 1.8% are rated as BB and 1.1% are rated as B.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Unaudited Interim Financial Statements

The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses)were as follows:

                                                   FOR THE PERIODS ENDED:

                          6/30/97         6/30/96
           (in thousands of dollars)

Income on debt securities                $3,007   $1,663
Income on short-term investments             92      138
Income on policy loans                      (40)      43
Miscellaneous interest                        -        7

Total investment income                   3,059    1,851
Investment expenses                          55       50

Net investment income                     3,004    1,801

Realized capital gains/(losses) were as
 follows:
  Debt securities                            16       (8)

Net realized gains/(losses) on
  investments                            $   16   $   (8)





                                             FOR THE PERIODS ENDED:

                                           6/30/97        6/30/96
                                         (In thousands of dollars)

Unrealized gains/(losses) were as follows: ffollowa
  Debt securities                                       87    (878)
  Short-term investments                                 -       -
  Effects on deferred acquisition costs
    amortization                                        11       -
  Effects on present value of future
    profits                                            (67)    570
Unrealized gains/(losses) before income tax             31    (308)
Unrealized income tax benefit/(expense)                (11)    108

Net unrealized gains (losses) on
   investments                                        $ 20   $(200)















COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to unaudited Interim Financial Statements


(3)  Securities Greater than 10% of Shareholders Equity

As of June 30, 1997 the Company had one individual security which exceeded 10% of Shareholders equity:

Colonial Realty 7.5%, 07/15/2001 $2,022,220

(4)     Statutory Surplus

Statutory capital and surplus as of June 30, 1997 was $10,711,996. Statutory net losses for CFLIC for the periods ended June 30, 1997 and 1996 were $(331,478) and $(118,647), respectively.








COVA FINANCIAL
LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements

December 31, 1996, 1995 and 1994

(With Independent Auditors Report Thereon)

                         INDEPENDENT AUDITORS REPORT


The Board of Directors and Shareholder
Cova Financial Life Insurance Company:


We have audited the accompanying balance sheets of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) as of December 31, 1996 and 1995 and the related statements of income, shareholders equity and cash flows for the year ended December 31, 1996 and the period from June 1, 1995 to December 31, 1995 (Successor periods), and from January 1, 1995 to May 31, 1995, and for the year ended December 31, 1994 (Predecessor periods). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
from  material  misstatement.    An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the Successor periods, in conformity with generally accepted accounting principles. Also, in our opinion, the aforementioned Predecessor financial statements present fairly, in all material respects, the results of its operations and its cash flows for the Predecessor periods, in conformity with generally accepted accounting principles.






St. Louis, Missouri
March 7, 1997

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets

December 31, 1996 and 1995
(In thousands of dollars)


             ASSETS                                                  1996
  1995

Investments:
  Debt securities available for sale at market
(cost of $71,257 in 1996 and $37,242 in 1995)           $ 71,263  $ 38,092
  Policy loans                                             1,048     1,063
  Short-term investments available for sale at market
(cost of $44 in 1996 and $988 in 1995)                        44       984

Total investments                                         72,355    40,139

Cash and cash equivalents - interest bearing               4,150     5,157
Cash - non-interest bearing                                2,485       977
Accrued investment income                                  1,122       566
Deferred policy acquisition costs                          3,321     1,164
Present value of future profits                            1,178       576
Goodwill                                                   2,034     2,306
Deferred tax asset (net)                                   1,115     1,007
Receivable from OakRe                                     92,238   127,335
Reinsurance receivables                                       51       458
Other assets                                                  44        44
Separate account assets                                   18,880     3,451

Total Assets                                            $198,973  $183,180
                                                        ========  ========


                               See accompanying notes to financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                     Balance Sheets, Continued

                                                    December 31, 1996 and 1995
                                                     (In thousands of dollars)


LIABILITIES AND SHAREHOLDERS EQUITY                         1996        1995

Policyholder deposits                                     $154,566  $154,458
Future policy benefits                                       4,561     4,369
Accounts payable and other liabilities                       1,794     1,116
Future purchase price payable to OakRe                         683     1,265
Guaranty assessments                                         1,585     1,838
Separate account liabilities                                18,880     3,451

Total Liabilities                                          182,069   166,497

Shareholders equity:
  Common stock, $233 par value. (Authorized 30,000
     shares; issued and outstanding 12,000 shares in
1996 and 1995)                                               2,800     2,800
  Additional paid-in capital                                13,523    13,523
  Retained earnings                                            580       168
  Net unrealized appreciation on securities, net of tax          1       192

Total Shareholders Equity                                   16,904    16,683

Total Liabilities and Shareholders Equity                 $198,973  $183,180
                                                          ========  ========



                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                          Statements of Income

                                 Years ended December 31, 1996, 1995, and 1994
                                                     (In thousands of dollars)

                                                THE COMPANY             PREDECESSOR
                                                            7 MONTHS       5 MONTHS
                                                                ENDED         ENDED
                                                 1996    12/31/95      5/31/95
                                                                               1994

Revenues:
  Premiums                                     $  488   $  142   $    82   $ 1,335
  Net investment income                         4,176    1,419     5,271    15,101
  Net realized gain (loss) on sale of
    investments                                   (28)     118      (272)      318
  Separate account charges                        134       10        --        --
  Other income/(expense)                           35       (7)       57       138

Total revenues                                  4,805    1,682     5,138    16,892

Benefits and expenses:
  Interest on policyholder deposits             2,563      788     5,034    13,361
  Current and future policy benefits              722      115       178     1,452
  Operating and other expenses                    570      309       814     1,384
  Amortization of purchase intangible assets       66      157        --        --
  Amortization of deferred acquisition costs      187        5       522     6,979

Total benefits and expenses                     4,108    1,374     6,548    23,176

Income/(loss) before income taxes                 697      308    (1,410)   (6,284)

Income tax:
  Current                                         351       --      (362)      (80)
  Deferred                                        (66)     140      (201)   (2,050)

Total income tax expense/(benefit)                285      140      (563)   (2,130)

Net Income/(Loss)                              $  412   $  168   $  (847)  $(4,154)
                                               =======  =======  ========  ========


                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                             Statements of Shareholders Equity

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                       THE COMPANY            PREDECESSOR
                                                            7 MONTHS     5 MONTHS
                                                             ENDED        ENDED
                                                    1996    12/31/95     5/31/95     1994

Common stock ($233 par value in 1996 and
12/31/95, $50 par value for 5 mos. ended
5/31/95, 1994 & 1993; authorized 30,000
   shares;issued and outstanding 12,000
   shares in 1996, 1995 & 1994)
  Balance at beginning of period                                          $ 2,800  $ 2,800   $   600   $   600
  Par value adjustment                                                         --       --     2,200        __

Balance at end of period                                                    2,800    2,800     2,800       600

Additional paid-in capital:
Balance at beginning of period                                             13,523   18,093    17,200     8,200
Adjustment to reflect purchase acquisition          indicated in note 2
                                                                               --   (7,570)       --        --
Par value adjustment                                                           --             (2,200)
Capital contribution                                                           --    3,000     3,093     9,000

Balance at end of period                                                   13,523   13,523    18,093    17,200

Retained earnings:
  Balance at beginning of period                                              168      209     4,045     8,199
 Adjustment to reflect purchase acquisition         indicated in note 2        --
                                                                                      (209)       --        --
  Net income/(loss)                                                           412      168      (847)   (4,154)
Adjustment due to financial reinsurance
   transaction with OakRe                                                       -             (2,989)

Balance at end of period                                                  $   580  $   168   $   209   $ 4,045


                               See accompanying notes to financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                  Statements of Shareholders Equity, Continued

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)


                                                                                  THE COMPANY            PREDECESSOR
                                                                                             7 MONTHS       5 MONTHS
                                                                                                ENDED          ENDED
                                                                           1996      12/31/95       5/31/95     1994

Net unrealized appreciation/(depreciation) of
  securities:
  Balance at beginning of period                                           $   192   $(3,789)   ($11,316)        --
  Adjustment to reflect purchase acquisition         indicated in note 2
                                                                                --     3,789          --         --
  Implementation of change in accounting for
    marketable debt and equity securities, net of
    effects of deferred taxes of $735 and
    deferred acquisition costs of $1,719                                        --        --          --   $  1,366
Change in unrealized appreciation/(depreciation)
    of debt and equity securities                                             (840)      846      15,151    (29,570)
Change in deferred Federal income taxes                                        103      (104)     (4,053)     6,829
Change in deferred acquisition costs
    attributable to unrealized losses/(gains)                                  (69)       --      (3,571)    10,059
Change in present value of future profits
    attributable to unrealized losses/(gains)                                  615      (550)         --         --

Balance at end of period                                                         1       192      (3,789)   (11,316)

Total Shareholders Equity                                                  $16,904   $16,683   $  17,313   $ 10,529



                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                      Statements of Cash Flows

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                     THE COMPANY              PREDECESSOR
                                                           7 MONTHS      5 MONTHS
                                                             ENDED         ENDED
                                                   1996     12/31/95      5/31/95     1994

Cash flows from operating activities:
  Interest and dividend receipts             $  3,676   $    934   $  7,283   $ 15,690
  Premiums received                               509        154         90      1,357
  Insurance and annuity benefit payments         (580)      (339)      (252)      (552)
  Operating disbursements                        (768)      (490)    (1,038)    (1,482)
  Taxes on income refunded (paid)                (341)        --      1,975       (856)
  Commissions and acquisition costs paid       (2,413)    (1,169)      (542)    (1,262)
  Other                                          (183)       360      6,299        200

Net cash provided by/(used in) operating         (100)      (550)               13,815    13,095
  activities

Cash flows from investing activities:
  Cash used for the purchase of investment    (42,655)   (52,399)                 (935)  (69,199)
    securities
  Proceeds from investment securities sold     10,635     14,399               151,204   115,994
    and matured
 Investment expenses                              (90)       (57)                  (97)     (320)

Net cash provided by/(used in) investing
  activities                                 $(32,110)  $(38,057)  $150,172   $ 46,475
                                                                              ---------

See accompanying notes to financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, Continued

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                    THE COMPANY
PREDECESSOR
                                                            7 MONTHS      5 MONTHS
                                                              ENDED         ENDED
                                                   1996     12/31/95       5/31/95
1994


Cash flows from financing activities:
  Policyholder deposits                     $ 38,348   $ 12,442   $   5,614   $ 11,796
  Transfers from/(to) OakRe                   36,553     33,579    (171,081)        --
  Transfer to Separate Accounts              (13,669)    (3,312)         --         --
  Return of policyholder deposits            (28,521)   (26,897)    (15,531)   (43,377)
  Capital contributions received                  --      3,000       3,093      2,500

Net cash provided by/(used in) financing
  activities                                  32,711     18,812    (177,905)   (29,081)

Increase/(decrease) in cash and cash
  equivalents                                    501    (19,795)    (13,918)    30,489

Cash and cash equivalents at beginning of      6,134     25,929      39,847      9,358
  period

Cash and cash equivalents at end of period  $  6,635   $  6,134   $  25,929   $ 39,847


                               See accompanying notes to financial statements.

                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                           Statements of Cash Flows, Continued

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                             THE COMPANY               PREDECESSOR
                                                                     7 MONTHS       5 MONTHS
                                                                       ENDED          ENDED
                                                          1996        12/31/95        5/31/95       1994

Reconciliation of net income/(loss) to net cash provided by operating activities:
   Net income/(loss)                                                                $   412   $   168   $  (847)  $(4,154)
   Adjustments to reconcile net income/(loss)
     to net cash provided by operating
       activities:
   Increase/(decrease)in future policy
     benefits (net of reinsurance)                                                      192      (201)      (52)      911
   Increase/(decrease) in payables and
     accrued liabilities                                                                 95       161      (252)      126
   Decrease/(increase) in accrued investment
     income                                                                            (556)     (525)    1,766       636
   Amortization of intangible assets and                                                254       162       522     6,979
     deferred acquisition costs
   Amortization and accretion of securities
     premiums and discounts                                                              73        (9)       32      (369)
   Net realized (gain)/loss on sale of
     investments                                                                         28      (118)      272      (318)
   Interest accumulated on policyholder
     deposits                                                                         2,563       788     5,034    13,361
   Investment expenses paid                                                              90        57        97       320
   Increase/(decrease) in current and deferred
     Federal income taxes                                                               (66)      140     1,412    (2,986)
   Recapture commissions paid to OakRe                                                 (273)     (223)       --        --
   Deferral of acquisition costs                                                     (2,413)   (1,169)     (542)   (1,262)
   Due to/from affiliates                                                                44        27     6,470        --
   Other                                                                               (543)      192       (97)     (149)

Net cash provided by operating activities                                           $  (100)  $  (550)  $13,815   $13,095
                                                                                    ========  ========  ========  ========


                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                 Notes to Financial Statements

                                              December 31, 1996, 1995 and 1994

                                      (1)  NATURE OF BUSINESS AND ORGANIZATION

                                                        NATURE OF THE BUSINESS

Cova Financial Life Insurance Company (the Company), formerly Xerox Financial Life Insurance Company (the Predecessor), markets and services single premium deferred annuities, immediate annuities, variable annuities, and single premium whole-life insurance policies. The Company is licensed to do business in the state of California. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

Under the deferred annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain Federal income tax penalties on withdrawals.

Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms and banks, approximately 81%, 71% and 47% of the Companys sales have been through two specific brokerage firms, A.G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 1996, 1995 and 1994, respectively.

     ORGANIZATION

The Company is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). On December 31, 1996, Cova Corporation, an insurance holding company wholly owned by General American Life Insurance Company (GALIC), transferred 100% of the outstanding shares of the Company to CFSLIC, an affiliated life insurer domiciled in Missouri. The transfer of direct ownership had no effect on the operations of the Company as both CFSLIC and the Company had existed under common management and control prior to the transfer.

Prior to June 1, 1995 Xerox Financial Services , Inc. (XFSI) owned 100% of the shares of the Predecessor. XFSI is a wholly owned subsidiary of Xerox Corporation.

On June 1, 1995 XFSI sold 100% of the issued and outstanding shares of the Predecessor to Cova Corporation in exchange for approximately $13.3 million in cash and $1.1 million in future payables. In conjunction with this Agreement, the Predecessor also entered into a financing reinsurance transaction that caused OakRe Life Insurance Company(OakRe), an affiliate of the Predecessor, to assume the economic benefits and risks of the single premium deferred annuity deposits (SPDAs) which had an aggregate carrying value at June 1, 1995 of $159.0 million. In exchange, the Predecessor transferred specifically identified assets to OakRe with a market value at June 1, 1995 of $162.0 million. Ownership of OakRe was retained by XFSI subsequent to the sale of the Predecessor and other affiliates. The Receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods (which will be substantially expired by the year 2000) by the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1996 and 1995.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.



(2)  CHANGE IN ACCOUNTING

Upon closing of the sale, the Company restated its financial statements in accordance with "push down purchase accounting", which allocates the net purchase price of $13.3 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing, however, these allocations were not finalized until 1996. The table below summarizes the final allocation of purchase price.

                   (In Millions)

Assets acquired:
  Policy loans                     $    0.9
  Cash and cash equivalents            25.9
  Short term investment                 0.1
  Present value of future profits       1.1
  Goodwill                              2.2
  Deferred tax benefit                  1.5
  Reinsurance receivable              156.3
  Other assets                          0.1
                                   --------
                                   $  188.1
Liabilities assumed:
  Policyholder deposits            $  168.7
  Future policy benefits                4.5
  Future purchase price payable         1.1
  Deferred income taxes                 0.2
  Other liabilities                     0.3
                                   $  174.8
                                   --------
 Adjusted purchase price           $   13.3
                                   ========


In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, the Company also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased and reinsured business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in a reduction in shareholders equity of approximately $4.0 million in 1995 reflecting the application of push down purchase accounting. The Companys financial statements subsequent to June 1, 1995 reflect this new basis of accounting.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

All amounts for periods ended before June 1, 1995 are labeled Predecessor and are based on Predecessor historical costs. The periods ending on or after such date are labeled The Company and are based on the new cost basis of the Company or fair values at June 1, 1995 and the subsequent results of operations.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     INVESTMENTS

Investments in all debt securities and short term investments and those equity securities with readily determinable market values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities and short term investments at December 31, 1996 and 1995 were classified as available-for-sale. Securities available-for-sale are carried at market value, with unrealized holding gains and losses reported as a separate component of shareholders equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income.

A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency and demand deposits in banks, US Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

     SEPARATE ACCOUNT ASSETS

Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred.
  These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity.

The components of deferred policy acquistion costs are shown below:

                                             THE COMPANY
PREDECESSOR
                                                      7 MONTHS     5 MONTHS
                                                        ENDED        ENDED
(In thousands)                             1996       12/31/95      5/31/95
    1994

Deferred policy acquisition costs,
  beginning of period                $1,164   $ 6,167   $ 9,718   $ 7,095
Effects of push down purchase
  accounting                             --    (6,167)       --        --
Commissions and expenses deferred     2,413     1,169       542     1,262
Amortization                           (187)       (5)     (522)   (6,979)
Deferred policy acquisition costs
  attributable to unrealized
    gains/(losses)                      (69)       --    (3,571)    8,340
Deferred policy acquistion costs,
  end of period                      $3,321   $ 1,164   $ 6,167   $ 9,718
                                     =======  ========


     PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date:

     PRESENT VALUE OF FUTURE PROFITS

As of June 1, 1995 the Company established an intangible asset which represents the present value of future profits to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pre-tax rate of 18% (12% net after-tax).

In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance

(continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity. The amortization period is the remaining life of the policies, which is approximately 20 years from the date of original policy issue.

Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 8.4%, 6.2%, 4.8%, 4.0% and 3.4% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a re-allocation of the net purchased intangible asset between present value of future profits, goodwill, future payable and deferred taxes. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996. No restatement of the June 1, 1995 opening Balance Sheet was made.

The components of present value of future profits are shown below:


                                                                The Company
                                                                       7
Months
                                                                        Ended
(In Thousands)                                                1996
12/31/95

Present value of future profits - beginning of period     $  576   $1,233
Interest added                                                74       56
Gross amortization                                             4     (163)
Adjustment due to revised push down purchase accounting      (91)      --
Present value of future profit attributable to
  unrealized losses/(gains)                                  615     (550)
                                                          -------  -------
Present value of future profits - end of period           $1,178   $  576


     FUTURE PAYABLE

Pursuant to the financial reinsurance agreement, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force with OakRe into the next guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay commission to OakRe of 0.50%. The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the year 2000.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The components of this future payable are shown below:


                                                                The Company
                                                                       7
Months
                                                                        Ended
(In Thousands)                                                1996
12/31/95

Future payable - beginning of period                     $1,265   $1,438
Interest added                                               39       50
Payments to OakRe                                          (273)    (223)
Adjustment due to revised push down purchase accounting    (348)      --
Future payable - end of period                           $  683   $1,265
                                                         =======  =======


     GOODWILL

Under the push down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as Goodwill. The Company has elected to amortize goodwill on the straight line basis over a 20 year period.

The components of Goodwill are shown below:


(In Thousands)                                                   The Company
                                                          --------------------
                                                                                 7 Months Ended
                                                                         1996          12/31/95
                                                                                ----------------
Goodwill - beginning of period                            $             2,306   $         2,375
Amortization                                                             (105)              (69)
Adjustment due to revised push down purchase accounting
                                                                         (167)               --

Goodwill - end of period                                  $             2,034   $         2,306

     DEFERRED TAX ASSETS AND LIABILITIES

XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code
Section 338(h)(10). As a result of that election, the tax basis of the Companys assets as of the date of acquisition were revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

     POLICYHOLDER DEPOSITS

The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Companys policyholder deposits as of December 31, 1996 was 5.77%.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     FUTURE POLICY BENEFITS

Reserves are held for future annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

     PREMIUM REVENUE

The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks.

The Company currently assesses no explicit life insurance premium for its commitment to make payments in excess of its recorded liability that are contingent upon policyholder mortality. Benefits paid in excess of the recorded liability are recognized when incurred as the amounts are not material to the financial statements.

Amounts collected on policies not subject to any mortality or longevity risk are recorded as increases in the policyholder deposits liability.

     FEDERAL INCOME TAXES

Prior to June 1,1995 the revenues and expenses of the Predecessor were included in a consolidated Federal income tax return with its parent company and other affiliates. Allocations of Federal income taxes were based upon separate return calculations.

Subsequent to June 1, 1995 the Company files its own separate income tax return, independent from its ultimate parent, GALIC.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income to the period that includes the enactment date.

     RISKS AND UNCERTAINTIES

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The following elements of the financial statements are most affected by the use of estimates and assumptions:

     -   Investment market valuation
     -   Amortization of deferred policy acquisition costs
     -   Amortization of present value of future profits
            -   Recoverability of Goodwill

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The market value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

In a similar manner, the amortization of present value of future profits is based on estimates of long-term future profits from existing and recaptured policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of (SFAS #121), which was adopted by the Company in the fourth quarter of 1995, the Company has considered the recoverability of Goodwill and has concluded that no circumstances have occurred which would give rise to impairment of Goodwill for the period ending December 31, 1996.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS #107) applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS #107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS
     AND ACCRUED INVESTMENT INCOME:

The carrying values amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available for sale" and are carried at fair value.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES):

Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. (See note 4 for fair value disclosures).

     INVESTMENT CONTRACTS:

The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (Policyholder Deposits) are estimated as the amount payable on demand. As of December 31, 1996 and 1995 the cash surrender value of policyholder funds on deposit were $537,442 and $104,571, respectively, less than their stated carrying value. Of the contracts permitting surrender, 90% provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

     REINSURANCE

The impact of reinsurance on the December 31, 1996 financial statements is not considered material.

The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under Generally Accepted Accounting Principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and then are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

     OTHER

Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

(4)  INVESTMENTS

The Company's investments in debt securities and short term investments are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholders equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements


                                                           1996
                                                        GROSS      GROSS
ESTIMATED
                                          CARRYING   UNREALIZED  UNREALIZED
FAIR     AMORTIZED
                                            VALUE      GAINS      LOSSES
VALUE       COST                                                  (in
thousands of dollars)

Debt Securities:
  US. Government Treasuries            $   101  $  1  $  --   $   101  $   100
  Collateralized mortgage obligations   20,143    81   (119)   20,143   20,181
  Corporate, state, municipalities,
    and political subdivisions          51,019   433   (390)   51,019   50,976

Total debt securities                   71,263   515   (509)   71,263   71,257

Policy loans                             1,048    --     --     1,048    1,048
Short term investments                      44    --     --        44       44

Total investments                      $72,355  $515  $(509)  $72,355  $72,349


                                                               1995
                                                        GROSS      GROSS
ESTIMATED
                                           CARRYING   UNREALIZED UNREALIZED
FAIR     AMORTIZED
                                             VALUE      GAINS      LOSSES
VALUE      COST
                                                    (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $   104  $  3  $ --   $   104  $   101
  Collateralized mortgage obligations     13,377   237  $(14)   13,377   13,154
  Corporate, state, municipalities, and
    political subdivisions                24,611   624    --    24,611   23,987

Total debt securities                     38,092   864   (14)   38,092   37,242

Policy loans                               1,063    --    --     1,063    1,063
Short term investments                       984     0    (4)      984      988

Total investments                        $40,139  $864  $(18)  $40,139  $39,293
                                         =======  ====  =====  =======  =======



(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                    1996
                                                        ESTIMATED
                                           AMORTIZED      MARKET
                                              COST         VALUE

(in thousands of dollars)
Due after one year through five years    $20,531  $20,572
Due after five years through ten years    28,019   28,010
Due after ten years                        2,527    2,538
Mortgage-backed securities                20,180   20,143
Total                                    $71,257  $71,263

At December 31, 1996, approximately 95.3% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade.
Of the 4.7% non-investment grade debt securities, all are rated as BB+ or its equivalent.

All debt securities were income producing during the years ended December 31, 1996 and 1995. As of December 31, 1996 and 1995 the Company had no impaired investments.


(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses)were as follows:

                                                              THE COMPANY
PREDECESSOR
                                                                 7 MONTHS     5
MONTHS
                                                                   ENDED
ENDED
                                                         1996    12/31/95
5/31/95     1994
                                                            (in thousands of
dollars)

Income on debt securities                     $3,926   $1,166   $  4,075   $ 15,013
Income on short-term investments                 243      257      1,261        349
Income on policy loans                            86       46         29         57
Miscellaneous interest                             8       --         --          4

Total investment income                        4,263    1,469      5,365     15,423
Investment expenses                              (87)     (50)       (94)      (322)

Net investment income                          4,176    1,419      5,271     15,101

Realized capital gains/(losses) were as
 follows:
  Debt securities                                (28)     118       (272)       320
  Short-term investments                          --       --         --         (2)

Net realized gains/(losses) on
  investments                                 $  (28)  $  118   $   (272)  $    318
                                                       =======  =========  =========

Unrealized gains/(losses) were as follows:
  Debt securities                                  6   $  850   $(10,594)  $(25,749)
  Short-term investments                          --       (4)         1         (1)
  Effects on deferred acquisition costs
    amortization                                 (69)      --      4,767      8,340
  Effects on present value of future
    profits amortization                          65     (550)        --         --
Unrealized gains/(losses) before income tax        2      296     (5,826)   (17,410)
Unrealized income tax benefit/(expense)           (1)    (104)     2,037      6,094

Net unrealized gains (losses) on
   investments                                $    1   $  192   $ (3,789)  $(11,316)


Proceeds from sales, redemptions and paydowns of investments in debt securities during 1996 were $10,635,608. Gross gains of $16,757 and gross losses of $44,311 were realized on those sales. Included in these amounts were $1,355 of gross gains realized on the sale of non-investment grade securities.

Proceeds from sales, redemptions and paydowns of investments in debt securities for the Company during 1995 were $14,400,247 and for the
Predecessor  were  $148,796,033.   Gross gains of $136,104 and gross losses of
$17,789 were realized by the Company on its sales. The Predecessor realized gross gains of $23,293 and gross losses of $295,368 on its sales.

Proceeds from sales, redemptions and paydowns of investments in debt securities during 1994 were $115,993,655. Gross gains of $1,671,736 and gross losses of $1,351,406 were realized on those sales.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

Unrealized appreciation/(depreciation) of debt securities for the Company in 1996 and 1995, and the Predecessor in 1995 and 1994 were $(844,000), $850,000,
$15,152,000, and $(29,644,000), respectively. Unrealized appreciation/ (depreciation) of debt securities is calculated as the change between the cost and market values of debt securities for the years then ended.

(5)  SECURITIES GREATER THAN 10% OF SHAREHOLDERS EQUITY

As of December 31, 1996 the Company held the following individual securities which exceeded 10% of Shareholders equity:


Long-term Debt   Carrying
Securities       Value
---------------  ----------
Colonial Realty  $2,036,540

As of December 31, 1995 the Company held the following individual securities which exceeded 10% of Shareholders equity:


Long-term Debt           Carrying
Securities               Value
-----------------------  ----------
North American Mortgage  $1,954,398

(6)  POST-RETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation.
  The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1996 and 1995, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1996 CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

(7)  INCOME TAXES

The Company files its own Federal Income Tax return. Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

Income taxes are recorded in the statements of earnings and directly in certain shareholders equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements


                                                     THE COMPANY
PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95
    1994
                                                          (In thousands of
dollars)

Statements of income:
  Operating income (excluded realized
    investment gains and losses)               $ 295   $194   $ (561)  $(2,241)
  Realized investment gains/(losses)             (10)   (54)      (2)      111
  Income tax expense/(benefit) included
    in the statements of income                  285    140     (563)   (2,130)
Shareholders equity:
  Unrealized gains/(losses) on securities
    available for sale and intangible assets    (103)   104    4,053    (6,829)
Total income tax expense/(benefit)             $ 182   $244   $3,490   $(8,959)




The actual Federal income tax expense differed from the expected tax expense computed by applying the US. Federal statutory rate to income before taxes on income as follows:

                                           THE COMPANY                     THE PREDECESSOR
                                                      1995              1995
                                       1996            7 MONTHS          5 MONTHS
1994
                                                     (in thousands of dollars)

Computed expected tax expense      $244  35.0%  $108  35.0%  $(494)  35.0%  $(2,200)  35.0%
Tax-exempt bond interest             --    --     --    --     (70)   5.0        --     --
Amortization of intangible assets    37   5.3     25   8.2      --     --        --     --
Other                                 4    .6      7   2.3       1    (.1)       70   (1.0)

Total                              $285  40.9%  $140  45.5%  $(563)  39.9%  $(2,130)  34.0%
                                                ====  =====  ======  =====  ========  =====


(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 follows:

                                                  1996         1995
                                              (in thousands of dollars)

Deferred tax assets:
Tax basis of intangible assets purchased  $  733  $1,009
Liability for commission on recapture        239     443
Policy reserves                              972     143
DAC Proxy Tax                                556     277
Other Deferred tax assets                      6      81

Total assets                              $2,506  $1,953

Deferred tax liabilities:
Unrealized gains in investments           $    1  $  104
PVFP                                         219     377
Deferred acquisition costs                 1,162     407
Other deferred tax liabilities                 9      58

Total liabilities                          1,391     946

Net deferred tax asset                    $1,115  $1,007
                                                  ======


A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance is established.

(8)  RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations and servicing agreements with both affiliated and unaffiliated companies. The affiliated companies are Cova Life Management Company (CLMC), a Delaware corporate, which provides management services and the employees necessary to conduct the activities of the Company, and General American Investment Management Company, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Companys ultimate parent, GALIC. The unaffiliated companies are Johnson & Higgins, a New Jersey corporation, and Johnson & Higgins/Kirke Van Orsdel, Inc., a Delaware corporation, which provide various services for the Company including underwriting, claims and administrative functions. The affiliated and unaffiliated service providers are reimbursed for the cost of their services and are paid a service fee. Expenses and fees paid to affiliated companies in 1996 and the seven months of 1995 for the Company were $303,694 and $375,764, respectively, and by the Predecessor in 1995 and 1994 were $334,979 and $674,136 respectively.

(9)  STATUTORY SURPLUS AND DIVIDEND RESTRICTION

Generally accepted accounting principles (GAAP) differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the non-recognition of financial reinsurance for GAAP reporting, and the establishment of an Asset Valuation Reserve as a contingent liability based on the credit quality of the Company's investment securities and an Interest Maintenance Reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, SFAS #115 adjustments to record the carrying values of debt securities and certain equity securities at market are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values, and shareholders equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with generally accepted accounting principles (GAAP) were as follows:

                                                   1996       1995
                                            (in thousands of dollars)

Statutory Capital and Surplus                 $11,176   $11,457
Reconciling items:
  Statutory Asset Valuation Reserves              825       700
  Interest Maintenance Reserve                     34        69
  GAAP investment adjustments to fair value         6       846
  Deferred policy acquisition costs             3,321     1,164
  GAAP basis policy reserves                   (2,101)     (215)
  Deferred federal income taxes (net)           1,115     1,007
  Goodwill                                      2,034     2,306
  Present value of future profits               1,178       576
  Future purchase price payable                  (683)   (1,265)
  Other                                            (1)       38

GAAP Shareholders Equity                      $16,904   $16,683
                                                        ========

Statutory net income (loss) for the years ended December 31, 1996, 1995 and 1994 were $(113,236), $(2,404,316) and $(13,042,271) respectively.

The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. Accordingly, the maximum dividend permissible during 1997 will be $837,581.

The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authorized Control Level - RBC were, $12,001,030 and $1,360,234 respectively. This level of adjusted capital satisfies regulatory requirements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

(10)  GUARANTY FUND ASSESSMENTS

The Company participates with all life insurance companies licensed in California in an association formed to guarantee benefits to policyholders of insolvent life insurance companies. Under the state law, as a condition for maintaining the Companys authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1996, but for which assessments have not yet been determined nor assessed, to a maximum generally of 1% of statutory premiums per annum.

At December 31, 1996, the National Organization of Life and Health Guaranty Associations (NOLHGA) distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $1.6 million in future assessments on insolvencies that occurred before December 31, 1996. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded an additional receivable from OakRe for $1.6 million.

At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the





                                   APPENDIX A
                          ILLUSTRATION OF POLICY VALUES


In order to show you how the Policy works, we created some hypothetical examples. We chose two males ages 55 and 70 and a husband and wife age 65. Our hypothetical insureds are in good health which means the Policy would be issued with standard rates. The initial premium was $10,000 and is 100% of the Maximum Premium Limit.


There are three illustrations -- all of which are based on the above. We also assumed that the underlying investment portfolio had gross rates of return of 0%, 6%, 12%. This means that the underlying investment portfolio would earn these rates of return before the deduction of the advisory fee and operating expenses. When these costs are taken into account, the net annual investment return rates (net of an average of approximately 0.82% for these charges) are approximately -0.82%, 5.18% and 11.18%


It is important to be aware that this illustration assumes a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Account Value, Cash Surrender Value and the net death benefit. The net death benefit is the death benefit minus any outstanding loans and loan interest accrued. We used the charges we described in the Expenses Section of the Prospectus. These charges are: (1) mortality and expense risk charge equal to an annual rate of 0.90% of the Account Value in the investment portfolios for the first ten years and 0.75% after that; (2) an administrative charge equal to an annual rate of 0.40% of the Account Value; (3) a tax expense charge equal to an annual rate of 0.40% of the Account Value for the first 10 years; (4) any Surrender Charges or deferred premium tax charge which may be applicable in determining the Cash Surrender Values; and (5) the policy maintenance charge. We also deducted for the cost of insurance based on both the current charges and the guaranteed charges.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how $10,000 grows if it was invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insured's age, risk classification, Face Amount, the proposed initial premium, and reflecting both the current cost of insurance and the guaranteed cost of insurance.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                              SINGLE LIFE OPTION
                     MALE, ISSUE AGE 55, STANDARD RATE CLASS

                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $27,290

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%

                                      CURRENT        CHARGES*                         GUARANTEED       CHARGES**

                          Premiums
   End of              Accumulated                           Cash              Net                             Cash             Net
   Policy           at 5% Interest       Account        Surrender            Death          Account       Surrender           Death
    Year                  Per Year         Value            Value          Benefit            Value           Value         Benefit
    ----                  --------         -----            -----          -------            -----           -----         -------
      1                     10,500         9,658            8,791           27,290            9,532           8,678          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      2                     11,025         9,327            8,516           27,290            9,052           8,267          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      3                     11,576         9,006            8,248           27,290            8,559           7,843          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      4                     12,155         8,695            8,103           27,290            8,051           7,507          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      5                     12,763         8,393            7,919           27,290            7,524           7,104          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      6                     13,401         8,101            7,736           27,290            6,975           6,666          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      7                     14,071         7,819            7,555           27,290            6,399           6,189          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      8                     14,775         7,545            7,376           27,290            5,789           5,664          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
      9                     15,513         7,279            7,198           27,290            5,139           5,085          27,290
      -                     ------         -----            -----           ------            -----           -----          ------
     10                     16,289         7,022            7,022           27,290            4,443           4,443          27,290
     --                     ------         -----            -----           ------            -----           -----          ------

     15                     20,789         6,018            6,018           27,290               57              57          27,290
     --                     ------         -----            -----           ------            -----           -----          ------
     20                     26,533         5,137            5,137           27,290                0               0               0
     --                     ------         -----            -----           ------            -----           -----          ------
     25                     33,864         4,364            4,364           27,290                0               0               0
     --                     ------         -----            -----           ------            -----           -----          ------
     30                     43,219         3,686            3,686           27,290                0               0               0
     --                     ------         -----            -----           ------            -----           -----          ------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                               SINGLE LIFE OPTION
                     MALE, ISSUE AGE 55, STANDARD RATE CLASS

                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $27,290

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%

                                       CURRENT         CHARGES*                         GUARANTEED        CHARGES**

                          Premiums
   End of              Accumulated                             Cash              Net                              Cash     Net
   Policy           at 5% Interest         Account        Surrender            Death          Account        Surrender     Death
    Year                  Per Year           Value            Value          Benefit            Value            Value     Benefit
    ----                  --------           -----            -----          -------            -----            -----     -------
1                           10,500          10,239            9,339           27,290           10,114            9,214     27,290
-                           ------          ------            -----           ------           ------            -----     ------
2                           11,025          10,485            9,610           27,290           10,215            9,340     27,290
-                           ------          ------            -----           ------           ------            -----     ------
3                           11,576          10,737            9,887           27,290           10,302            9,452     27,290
-                           ------          ------            -----           ------           ------            -----     ------
4                           12,155          10,996           10,306           27,290           10,374            9,684     27,290
-                           ------          ------           ------           ------           ------            -----     ------
5                           12,763          11,262           10,687           27,290           10,427            9,852     27,290
-                           ------          ------           ------           ------           ------            -----     ------
6                           13,401          11,536           11,076           27,290           10,460           10,000     27,290
-                           ------          ------           ------           ------           ------           ------     ------
7                           14,071          11,816           11,471           27,290           10,467           10,122     27,290
-                           ------          ------           ------           ------           ------           ------     ------
8                           14,775          12,104           11,874           27,290           10,444           10,214     27,290
-                           ------          ------           ------           ------           ------           ------     ------
9                           15,513          12,400           12,285           27,290           10,385           10,270     27,290
-                           ------          ------           ------           ------           ------           ------     ------
10                          16,289          12,704           12,704           27,290           10,286           10,286     27,290
--                          ------          ------           ------           ------           ------           ------     ------

15                          20,789          14,754           14,754           27,290            9,256            9,256     27,290
--                          ------          ------           ------           ------            -----            -----     ------
20                          26,533          17,161           17,161           27,290            5,625            5,625     27,290
--                          ------          ------           ------           ------            -----            -----     ------
25                          33,864          19,986           19,986           27,290                0                0          0
--                          ------          ------           ------           ------            -----            -----     ------
30                          43,219          23,303           23,303           27,290                0                0          0
--                          ------          ------           ------           ------            -----            -----     ------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.




                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                               SINGLE LIFE OPTION
                     MALE, ISSUE AGE 55, STANDARD RATE CLASS

                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $27,290

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%

                                        CURRENT        CHARGES*                        GUARANTEED         CHARGES**

                            Premiums
   End of                Accumulated                          Cash             Net                                Cash          Net
   Policy             at 5% Interest        Account      Surrender           Death            Account        Surrender        Death
    Year                    Per Year          Value          Value         Benefit              Value            Value      Benefit
    ----                    --------          -----          -----         -------              -----            -----      -------
      1                       10,500         10,821          9,921          27,290             10,696            9,796       27,290
      -                       ------         ------          -----          ------             ------            -----       ------
      2                       11,025         11,711         10,836          27,290             11,447           10,572       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      3                       11,576         12,677         11,827          27,290             12,260           11,410       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      4                       12,155         13,725         13,035          27,290             13,142           12,452       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      5                       12,763         14,862         14,287          27,290             14,100           13,525       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      6                       13,401         16,097         15,637          27,290             15,145           14,685       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      7                       14,071         17,436         17,091          27,290             16,286           15,941       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      8                       14,775         18,889         18,659          27,290             17,536           17,306       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
      9                       15,513         20,465         20,350          27,290             18,910           18,795       27,290
      -                       ------         ------         ------          ------             ------           ------       ------
     10                       16,289         22,179         22,179          27,290             20,426           20,426       27,290
     --                       ------         ------         ------          ------             ------           ------       ------

     15                       20,789         34,241         34,241          39,719             31,446           31,446       36,478
     --                       ------         ------         ------          ------             ------           ------       ------
     20                       26,533         53,085         53,085          36,801             48,711           48,711       52,121
     --                       ------         ------         ------          ------             ------           ------       ------
     25                       33,864         83,091         83,091          87,246             76,244           76,244       80,056
     --                       ------         ------         ------          ------             ------           ------       ------
     30                       43,219        128,800        128,800         135,240            118,068          118,068      123,972
     --                       ------        -------        -------         -------            -------          -------      -------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                               SINGLE LIFE OPTION
                     MALE, ISSUE AGE 70, STANDARD RATE CLASS

                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $17,020

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%

                                      CURRENT        CHARGES*                       GUARANTEED         CHARGES**

                          Premiums
   End of              Accumulated                           Cash            Net                                 Cash       Net
   Policy           at 5% Interest       Account        Surrender          Death           Account          Surrender       Death
    Year                  Per Year         Value            Value        Benefit             Value              Value       Benefit
    ----                  --------         -----            -----        -------             -----              -----       -------
1                           10,500         9,658            8,791         17,020             9,424              8,580       17,020
-                           ------         -----            -----         ------             -----              -----       ------
2                           11,025         9,327            8,516         17,020             8,807              8,045       17,020
-                           ------         -----            -----         ------             -----              -----       ------
3                           11,576         9,006            8,248         17,020             8,137              7,459       17,020
-                           ------         -----            -----         ------             -----              -----       ------
4                           12,155         8,695            8,103         17,020             7,401              6,906       17,020
-                           ------         -----            -----         ------             -----              -----       ------
5                           12,763         8,393            7,919         17,020             6,585              6,223       17,020
-                           ------         -----            -----         ------             -----              -----       ------
6                           13,401         8,101            7,736         17,020             5,671              5,427       17,020
-                           ------         -----            -----         ------             -----              -----       ------
7                           14,071         7,819            7,555         17,020             4,640              4,496       17,020
-                           ------         -----            -----         ------             -----              -----       ------
8                           14,775         7,545            7,376         17,020             3,471              3,404       17,020
-                           ------         -----            -----         ------             -----              -----       ------
9                           15,513         7,279            7,198         17,020             2,134              2,117       17,020
-                           ------         -----            -----         ------             -----              -----       ------
10                          16,289         7,022            7,022         17,020               593                593       17,020
--                          ------         -----            -----         ------             -----              -----       ------

15                          20,789         6,018            6,018         17,020                 0                  0            0
--                          ------         -----            -----         ------             -----              -----       ------
20                          26,533         5,137            5,137         17,020                 0                  0            0
--                          ------         -----            -----         ------             -----              -----       ------
25                          33,864         4,364            4,364         17,020                 0                  0            0
--                          ------         -----            -----         ------             -----              -----       ------
30                          43,219         3,686            3,686         17,020                 0                  0            0
--                          ------         -----            -----         ------             -----              -----       ------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                               SINGLE LIFE OPTION
                     MALE, ISSUE AGE 70, STANDARD RATE CLASS

                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $17,020

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%

                                       CURRENT        CHARGES*                      GUARANTEED         CHARGES**

                           Premiums
   End of               Accumulated                          Cash            Net                                Cash           Net
   Policy            at 5% Interest        Account      Surrender          Death           Account         Surrender         Death
    Year                   Per Year          Value          Value        Benefit             Value             Value       Benefit
    ----                   --------          -----          -----        -------             -----             -----       -------
1                            10,500         10,239          9,339         17,020            10,011             9,111        17,020
-                            ------         ------          -----         ------            ------             -----        ------
2                            11,025         10,485          9,610         17,020             9,993             9,119        17,020
-                            ------         ------          -----         ------            ------             -----        ------
3                            11,576         10,737          9,887         17,020             9,940             9,096        17,020
-                            ------         ------          -----         ------             -----             -----        ------
4                            12,155         10,996         10,306         17,020             9,843             9,165        17,020
-                            ------         ------         ------         ------             -----             -----        ------
5                            12,763         11,262         10,687         17,020             9,694             9,138        17,020
-                            ------         ------         ------         ------             -----             -----        ------
6                            13,401         11,536         11,076         17,020             9,482             9,048        17,020
-                            ------         ------         ------         ------             -----             -----        ------
7                            14,071         11,816         11,471         17,020             9,196             8,881        17,020
-                            ------         ------         ------         ------             -----             -----        ------
8                            14,775         12,104         11,874         17,020             8,821             8,621        17,020
-                            ------         ------         ------         ------             -----             -----        ------
9                            15,513         12,400         12,285         17,020             8,340             8,246        17,020
-                            ------         ------         ------         ------             -----             -----        ------
10                           16,289         12,704         12,704         17,020             7,727             7,727        17,020
--                           ------         ------         ------         ------             -----             -----        ------

15                           20,789         14,754         14,754         17,020             1,095             1,095        17,020
--                           ------         ------         ------         ------             -----             -----        ------
20                           26,533         17,161         17,161         18,019                 0                 0             0
--                           ------         ------         ------         ------             -----             -----        ------
25                           33,864         20,072         20,072         20,273                 0                 0             0
--                           ------         ------         ------         ------             -----             -----        ------
30                           43,219         23,554         23,554         23,790                 0                 0             0
--                           ------         ------         ------         ------             -----             -----        ------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                               SINGLE LIFE OPTION
                     MALE, ISSUE AGE 70, STANDARD RATE CLASS

                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $17,020

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%

                                       CURRENT          CHARGES*                       GUARANTEED       CHARGES**

                          Premiums
   End of              Accumulated                               Cash           Net                              Cash           Net
   Policy           at 5% Interest          Account         Surrender         Death          Account        Surrender         Death
    Year                  Per Year            Value             Value       Benefit            Value            Value       Benefit
    ----                  --------            -----             -----       -------            -----            -----       -------
1                           10,500           10,821             9,921        17,020           10,598            9,698        17,020
                            ------           ------             -----        ------           ------            -----        ------
2                           11,025           11,711            10,836        17,020           11,253           10,378        17,020
-                           ------           ------            ------        ------           ------           ------        ------
3                           11,576           12,677            11,827        17,020           11,973           11,123        17,020
-                           ------           ------            ------        ------           ------           ------        ------
4                           12,155           13,725            13,035        17,020           12,774           12,084        17,020
-                           ------           ------            ------        ------           ------           ------        ------
5                           12,763           14,862            14,287        17,020           13,675           13,100        17,020
-                           ------           ------            ------        ------           ------           ------        ------
6                           13,401           16,105            15,645        17,020           14,701           14,241        17,020
-                           ------           ------            ------        ------           ------           ------        ------
7                           14,071           17,494            17,149        18,369           15,888           15,543        17,020
-                           ------           ------            ------        ------           ------           ------        ------
8                           14,775           18,999            18,769        19,949           17,247           17,017        18,109
-                           ------           ------            ------        ------           ------           ------        ------
9                           15,513           20,629            20,514        21,661           18,724           18,609        19,660
-                           ------           ------            ------        ------           ------           ------        ------
10                          16,289           22,393            22,393        23,513           20,322           20,322        21,339
--                          ------           ------            ------        ------           ------           ------        ------
15                          20,789           34,532            34,532        36,258           31,291           31,291        32,855
--                          ------           ------            ------        ------           ------           ------        ------
20                          26,533           53,237            53,237        55,899           47,524           47,524        49,900
--                          ------           ------            ------        ------           ------           ------        ------
25                          33,864           82,658            82,658        83,484           73,086           73,086        73,817
--                          ------           ------            ------        ------           ------           ------        ------
30                          43,219          128,608           128,608       129,894          113,209          113,209       114,341
--                          ------          -------           -------       -------          -------          -------       -------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                                JOINT LIFE OPTION

          MALE, ISSUE AGE 65, FEMALE, ISSUE AGE 65, STANDARD RATE CLASS
                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $28,020

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%

                                       CURRENT        CHARGES*                       GUARANTEED       CHARGES**

                          Premiums
   End of              Accumulated                            Cash            Net                             Cash           Net
   Policy           at 5% Interest         Account       Surrender          Death          Account       Surrender         Death
    Year                  Per Year           Value           Value        Benefit            Value           Value       Benefit
    ----                  --------           -----           -----        -------            -----           -----       -------
1                           10,500           9,714           8,842         28,020            9,714           8,842        28,020
-                           ------           -----           -----         ------            -----           -----        ------
2                           11,025           9,418           8,598         28,020            9,418           8,598        28,020
-                           ------           -----           -----         ------            -----           -----        ------
3                           11,576           9,126           8,357         28,020            9,108           8,341        28,020
-                           ------           -----           -----         ------            -----           -----        ------
4                           12,155           8,842           8,239         28,020            8,781           8,183        28,020
-                           ------           -----           -----         ------            -----           -----        ------
5                           12,763           8,567           8,081         28,020            8,432           7,955        28,020
-                           ------           -----           -----         ------            -----           -----        ------
6                           13,401           8,298           7,924         28,020            8,053           7,691        28,020
-                           ------           -----           -----         ------            -----           -----        ------
7                           14,071           8,038           7,766         28,020            7,639           7,382        28,020
-                           ------           -----           -----         ------            -----           -----        ------
8                           14,775           7,784           7,610         28,020            7,176           7,017        28,020
-                           ------           -----           -----         ------            -----           -----        ------
9                           15,513           7,538           7,454         28,020            6,652           6,579        28,020
-                           ------           -----           -----         ------            -----           -----        ------
10                          16,289           7,298           7,298         28,020            6,050           6,050        28,020
--                          ------           -----           -----         ------            -----           -----        ------

15                          20,789           6,372           6,372         28,020            1,247           1,247        28,020
--                          ------           -----           -----         ------            -----           -----        ------
20                          26,533           5,546           5,546         28,020                0               0             0
--                          ------           -----           -----         ------            -----           -----        ------
25                          33,864           4,808           4,808         28,020                0               0             0
--                          ------           -----           -----         ------            -----           -----        ------
30                          43,219           4,149           4,149         28,020                0               0             0
--                          ------           -----           -----         ------            -----           -----        ------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                                JOINT LIFE OPTION

          MALE, ISSUE AGE 65, FEMALE, ISSUE AGE 65, STANDARD RATE CLASS
                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $28,020

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%

                                      CURRENT        CHARGES*                       GUARANTEED        CHARGES**

                          Premiums
   End of              Accumulated                           Cash            Net                               Cash            Net
   Policy           at 5% Interest       Account        Surrender          Death           Account        Surrender          Death
    Year                  Per Year         Value            Value        Benefit             Value            Value        Benefit
    ----                  --------         -----            -----        -------             -----            -----        -------
1                           10,500        10,299            9,399         28,020            10,299            9,399         28,020
-                           ------        ------            -----         ------            ------            -----         ------
2                           11,025        10,591            9,716         28,020            10,591            9,716         28,020
-                           ------        ------            -----         ------            ------            -----         ------
3                           11,576        10,885           10,035         28,020            10,874           10,024         28,020
-                           ------        ------           ------         ------            ------           ------         ------
4                           12,155        11,187           10,497         28,020            11,145           10,455         28,020
-                           ------        ------           ------         ------            ------           ------         ------
5                           12,763        11,499           10,924         28,020            11,400           10,825         28,020
-                           ------        ------           ------         ------           -------           ------         ------
6                           13,401        11,820           11,360         28,020            11,634           11,174         28,020
-                           ------        ------           ------         ------            ------           ------         ------
7                           14,071        12,151           11,806         28,020            11,841           11,496         28,020
-                           ------        ------           ------         ------            ------           ------         ------
8                           14,775        12,492           12,262         28,020            12,014           11,784         28,020
-                           ------        ------           ------         ------            ------           ------         ------
9                           15,513        12,843           12,728         28,020            12,141           12,026         28,020
-                           ------        ------           ------         ------            ------           ------         ------
10                          16,289        13,205           13,205         28,020            12,213           12,213         28,020
--                          ------        ------           ------         ------            ------           ------         ------

15                          20,789        15,615           15,615         28,020            11,610           11,610         28,020
--                          ------        ------           ------         ------            ------           ------         ------
20                          26,533        18,495           18,495         28,020             6,040            6,040         28,020
--                          ------        ------           ------         ------             -----            -----         ------
25                          33,864        21,935           21,935         28,020                 0                0              0
--                          ------        ------           ------         ------             -----            -----         ------
30                          43,219        26,045           26,045         28,020                 0                0              0
--                          ------        ------           ------         ------             -----            -----         ------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION

                                JOINT LIFE OPTION

          MALE, ISSUE AGE 65, FEMALE, ISSUE AGE 65, STANDARD RATE CLASS
                  $10,000 SINGLE PREMIUM FACE AMOUNT OF $28,020

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%

                                        CURRENT         CHARGES*                         GUARANTEED        CHARGES**

                           Premiums
   End of               Accumulated                              Cash            Net                               Cash       Net
   Policy            at 5% Interest         Account         Surrender          Death           Account        Surrender       Death
    Year                   Per Year           Value             Value        Benefit             Value            Value     Benefit
    ----                   --------           -----             -----        -------             -----            -----     -------
1                            10,500          10,884             9,984         28,020            10,884            9,984      28,020
-                            ------          ------             -----         ------            ------            -----      ------
2                            11,025          11,833            10,958         28,020            11,833           10,958      28,020
-                            ------          ------            ------         ------            ------           ------      ------
3                            11,576          12,855            12,005         28,020            12,853           12,003      28,020
-                            ------          ------            ------         ------            ------           ------      ------
4                            12,155          13,967            13,277         28,020            13,950           13,260      28,020
-                            ------          ------            ------         ------            ------           ------      ------
5                            12,763          15,178            14,603         28,020            15,130           14,555      28,020
-                            ------          ------            ------         ------            ------           ------      ------
6                            13,401          16,497            16,037         28,020            16,402           15,942      28,020
-                            ------          ------            ------         ------            ------           ------      ------
7                            14,071          17,933            17,588         28,020            17,776           17,431      28,020
-                            ------          ------            ------         ------            ------           ------      ------
8                            14,775          19,497            19,267         28,020            19,264           19,034      28,020
-                            ------          ------            ------         ------            ------           ------      ------
9                            15,513          21,199            21,084         28,020            20,881           20,766      28,020
-                            ------          ------            ------         ------            ------           ------      ------
10                           16,289          23,053            23,053         28,020            22,649           22,649      28,020
--                           ------          ------            ------         ------            ------           ------      ------

15                           20,789          36,229            36,229         38,040            35,521           35,521      37,297
--                           ------          ------            ------         ------            ------           ------      ------
20                           26,533          56,894            56,894         59,739            55,350           55,350      58,307
--                           ------          ------            ------         ------            ------           ------      ------
25                           33,864          89,515            89,515         93,991            85,487           85,487      89,761
--                           ------          ------            ------         ------            ------           ------      ------
30                           43,219         140,845           140,845        142,254           131,959          131,959     133,278
--                           ------         -------           -------        -------           -------          -------     -------

* These values reflect investment results using current cost of insurance rates.

** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                                     PART II

                           UNDERTAKING TO FILE REPORTS

     a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

     b. Pursuant to Investment Company Act Section 26(e), Cova Financial Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgements, fines, settlements, and other amounts incurred in connection with and proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California Law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of 58 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1.   Resolution of the Board of Directors of the Company *
     2.   Not Applicable
     3.a. Form of Principal Underwriter's Agreement
     3.b. Selling Agreement
     3.c. Schedules of Commissions
     4.   Not Applicable
     5. Modified Single Premium Variable Life Insurance Policy * 6.a. Articles of Incorporation of the Company
     6.b. Bylaws of the Company
     7.   Not Applicable
     8.   Not Applicable
     9.   Not Applicable
     10.  Application Form *
     11.  Powers of Attorney*

B.   Opinion and Consent of Counsel

C.   Consent of Actuary

D.   Consent of Independent Accountants

*Incorporated by reference to Registrant's initial Form S-6 filed electronically on October 9, 1997.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oakbrook Terrace and State of Illinois on this 7th day of November, 1997.

                                      COVA VARIABLE LIFE ACCOUNT FIVE

                                      Registrant

                                 By:  COVA FINANCIAL LIFE INSURANCE COMPANY

                                 By: /s/LORRY J. STENSRUD
                                    ______________________________



                                      COVA FINANCIAL LIFE INSURANCE COMPANY

Attest:


/s/JUDY M. DREW                       /s/LORRY J. STENSRUD
________________________         By: ______________________________
 Senior Vice President
(Signature and Title)

Pursuant to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                         Chairman of the Board and
----------------------                   Director                                      -------
Richard A. Liddy                                                                         Date

/s/LORRY J. STENSRUD                     President and Director                        11/7/97
------------------                                                                     -------
Lorry J. Stensrud                                                                        Date

                                         Director
----------------------                                                                 -------
Leonard M. Rubenstein                                                                    Date

                                         Director
-----------------                                                                      -------
J. Robert Hopson                                                                         Date

William C. Mair*                         Controller and Director                       11/7/97
-----------------------                                                                -------
William C. Mair                                                                          Date

E. Thomas Hughes, Jr.*                                                                 11/7/97
----------------------                   Treasurer and Director                        -------
E. Thomas Hughes, Jr.                                                                    Date

Matthew P. McCauley*                     Director                                      11/7/97
----------------------                                                                 -------
Matthew P. McCauley                                                                      Date

John W. Barber*                          Director                                      11/7/97
----------------------                                                                 -------
John W. Barber                                                                           Date

                                  *By: /s/LORRY J. STENSRUD
                                       ______________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact



                               INDEX TO EXHIBITS


              A.3.a Form of Principal Underwriter's Agreement
              A.3.b Selling Agreement
              A.3.c Schedules of Commissions
              A.6.a Articles of Incorporation of the Company
              A.6.b Bylaws of the Company
              B     Opinion and Consent of Counsel
              C     Consent of Actuary
              D     Consent of Independent Accountants